MANAGEMENT’S RESPONSIBILITY

Management’s Report on Financial Statements and
Assessment of Internal Control Over Financial Reporting

Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with U.S. generally accepted accounting principles and reflect management’s best judgments and estimates. Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting includes processes and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;
•	provide reasonable assurance that receipts and expenditures of the company are appropriately authorized by the company’s management and directors; and
•	provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the company’s Board of directors.

Based on this assessment, management determined that as of December 31, 2012 the company’s internal control over financial reporting was effective.

The company’s independent auditor, which audited and reported on the company’s consolidated financial statements, has also issued an auditors’ report on the company’s internal control over financial reporting.

The Board of directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of four non-management members of the Board of directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls, and internal and external auditing functions.

These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Kevin J. Clarke	Brian Baarda
President and	Vice-President, Finance
Chief Executive Officer	and Chief Financial Officer

Vancouver, Canada
March 5, 2013

CATALYST PAPER 2012 ANNUAL REPORT	1

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Catalyst Paper Corporation

We have audited the accompanying consolidated balance sheets of Catalyst Paper Corporation as of December 31, 2012 (Successor), September 30, 2012 (Successor) and December 31, 2011 (Predecessor) and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency) and cash flows for the three-month period ended December 31, 2012 (Successor), the nine-month period ended September 30, 2012 (Predecessor) and for each of the years in the two-year period ended December 31, 2011 (Predecessor). These consolidated financial statements are the responsibility of Catalyst Paper Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Supreme Court of British Columbia and the Bankruptcy Court in US confirmed the Plan of Arrangement on June 28, 2012 and July 27, 2012, respectively, which became effective on September 13, 2012. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods, as described in Note 1.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalyst Paper Corporation as of December 31, 2012 (Successor), September 30, 2012 (Successor) and December 31, 2011 (Predecessor), and its consolidated results of operations and its consolidated cash flows for the three-month period ended December 31, 2012 (Successor), the nine-month period ended September 30, 2012 (Predecessor) and for each of the years in the two-year period ended December 31, 2011 (Predecessor) in conformity with US generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

March 5, 2013

2	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Assets
Current assets
Cash and cash equivalents	$16.6	$12.2	$25.1
Restricted cash (note 10)	0.7	3.7	–
Accounts receivable (note 11)	114.0	140.8	134.9
Inventories (note 12)	125.0	131.5	146.9
Prepaids and other (note 13)	8.9	13.0	20.0
Assets held for sale (note 9)	34.3	56.2	–
	299.5	357.4	326.9
Property, plant and equipment (note 14)	611.6	614.1	386.3
Goodwill (note 15)	56.7	56.7	–
Other assets (note 16)	11.0	11.9	24.4
	$978.8	$1,040.1	$737.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 17)	$113.8	$97.5	$174.5
Current portion of long-term debt (note 18)	6.6	6.7	466.8
Liabilities associated with assets held for sale (note 9)	15.2	14.8	–
	135.6	119.0	641.3
Long-term debt (note 18)	422.0	458.9	375.5
Employee future benefits (note 19)	289.7	300.4	305.7
Other long-term obligations (note 20)	8.9	9.0	19.2
Deferred income taxes (note 21)	–	–	3.6
Deferred credits (note 22)	–	–	9.6
	856.2	887.3	1,354.9
Equity (Deficiency)
Shareholders’ equity (Deficiency)
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (September 30, 2012 – 14,400,000 shares and December 31, 2011 – 381,900,450 shares)	144.9	144.9	1,035.2
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–	–
Additional paid-in capital	–	–	16.6
Deficit	(35.2)	–	(1,556.0)
Accumulated other comprehensive income (loss) (note 23)	6.6	–	(89.4)
	116.3	144.9	(593.6)
Non-controlling interest (deficit) (note 8)	6.3	7.9	(23.7)
	122.6	152.8	(617.3)
	$978.8	$1,040.1	$737.6

Going concern (note 1)

Commitments, guarantees and indemnities and contingent liabilities (notes 32, 33, and 34)

Subsequent events (notes 8, 9, and 19)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Kevin J. Clarke	Walter Jones
Director	Director

CATALYST PAPER 2012 ANNUAL REPORT	3

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In millions of Canadian dollars, except where otherwise stated)

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Sales	$260.5	$797.7	$1,079.7	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	245.6	718.0	970.7	930.1
Depreciation and amortization	12.9	23.4	105.5	109.7
Selling, general and administrative	7.7	26.2	40.3	43.4
Restructuring (note 24)	–	5.3	5.9	25.3
Impairment and other closure costs (note 7)	–	–	661.8	294.5
	266.2	772.9	1,784.2	1,403.0
Operating earnings (loss)	(5.7)	24.8	(704.5)	(351.6)
Interest expense, net (note 25)	(11.6)	(60.3)	(73.2)	(71.9)
Foreign exchange gain (loss) on long-term debt	(3.2)	24.0	(9.7)	27.6
Other income (expense), net (note 26)	0.1	(2.6)	(2.1)	(2.6)
Loss before reorganization items and income taxes	(20.4)	(14.1)	(789.5)	(398.5)
Reorganization items, net (note 6)	(3.2)	666.9	–	–
Income (loss) before income taxes	(23.6)	652.8	(789.5)	(398.5)
Income tax expense (recovery) (note 21)	0.2	(1.1)	(8.4)	(19.8)
Earnings (loss) from continuing operations	(23.8)	653.9	(781.1)	(378.7)
Loss from discontinued operations net of tax (note 9)	(12.9)	(3.6)	(195.5)	(19.5)
Net earnings (loss)	(36.7)	650.3	(976.6)	(398.2)
Net (earnings) loss attributable to non-controlling interest (note 8)	1.5	(31.9)	2.6	1.3
Net earnings (loss) attributable to the company	$(35.2)	$618.4	$(974.0)	$(396.9)
Basic and diluted net earnings (loss) per share from continuing operations attributable to the company’s common shareholders (note 27) (in dollars)	$(1.55)	$1.63	$(2.04)	$(0.99)
Basic and diluted net loss per share from discontinued operations attributable to the company’s common shareholders (in dollars)	$(0.89)	$(0.01)	$(0.51)	$(0.05)
Weighted average number of the company’s common shares outstanding (in millions)	14.4	381.9	381.9	381.8

The accompanying notes are an integral part of the consolidated financial statements.

4	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions of Canadian dollars)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010
Net earnings (loss)	$(36.7)	$650.3	$(976.6)	$(398.2)
Other comprehensive income (loss), net of tax (expense) recovery:
Employee future benefits liability adjustment
Gross amount	6.6	(32.0)	(47.0)	16.9
Tax (expense) recovery	–	–	0.3	(4.1)
Net amount	6.6	(32.0)	(46.7)	12.8
Reclassification of amortization of employee future benefits
Gross amount	–	3.9	5.0	2.9
Tax (expense) recovery	–	(0.9)	(1.6)	(1.0)
Net amount	–	3.0	3.4	1.9
Unrealized net gain on cash flow revenue hedges
Gross amount	–	–	–	5.8
Tax (expense) recovery	–	–	–	(1.6)
Net amount	–	–	–	4.2
Reclassification of net (gain) loss on cash flow revenue hedges
Gross amount	–	–	(1.4)	(15.1)
Tax (expense) recovery	–	–	0.4	4.2
Net amount	–	–	(1.0)	(10.9)
Unrealized gain (loss) on interest rate hedges
Gross amount	–	–	–	0.3
Tax (expense) recovery	–	–	–	(0.1)
Net amount	–	–	–	0.2
Other comprehensive income (loss) from continuing operations, net of taxes	6.6	(29.0)	(44.3)	8.2
Employee future benefits liability adjustment
Gross amount	–	0.3	0.1	(0.5)
Tax (expense) recovery	–	–	(0.1)	0.2
Net amount	–	0.3	–	(0.3)
Reclassification of amortization of employee future benefits
Gross amount	–	–	0.2	0.2
Tax (expense) recovery	–	–	(0.1)	(0.1)
Net amount	–	–	0.1	0.1
Foreign currency translation adjustments, net of related hedging activities
Gross amount	–	4.0	0.4	(0.4)
Tax (expense) recovery	–	–	0.5	(0.9)
Net amount	–	4.0	0.9	(1.3)
Other comprehensive income (loss) from discontinued operations, net of taxes	–	4.3	1.0	(1.5)
Total comprehensive income (loss)	(30.1)	625.6	(1,019.9)	(391.5)
Comprehensive (income) loss attributable to non-controlling (interest) deficit:
Net (earnings) loss	1.5	(31.9)	2.6	1.3
Other comprehensive (income) loss, net of taxes	–	–	–	(0.1)
Comprehensive (income) loss attributable to non-controlling interest	1.5	(31.9)	2.6	1.2
Comprehensive income (loss) attributable to the company	$(28.6)	$593.7	$(1,017.3)	$(390.3)

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2012 ANNUAL REPORT	5

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

(In millions of Canadian dollars)

	Equity (deficiency) attributable to the company
	Common stock		Additional		Accumulated other	Non- controlling
	Number of shares	$	paid-in capital	Deficit	comprehensive income (loss)	interest (deficit)	Total
Balance as at December 31, 2009 (predecessor)	381,753,490	$1,035.0	$16.4	$(185.1)	$(52.7)	$(18.0)	$795.6
Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net loss	–	–	–	(396.9)	–	(1.3)	(398.2)
Distributions to non-controlling interest	–	–	–	–	–	(0.9)	(0.9)
Other comprehensive income, net of tax	–	–	–	–	6.6	0.1	6.7
Balance as at December 31, 2010 (predecessor)	381,753,490	$1,035.0	$16.6	$(582.0)	$(46.1)	$(20.1)	$403.4
Common shares issued	146,960	0.2	(0.2)	–	–	–	–
Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net loss	–	–	–	(974.0)	–	(2.6)	(976.6)
Distributions to non-controlling interest	–	–	–	–	–	(1.0)	(1.0)
Other comprehensive loss, net of tax	–	–	–	–	(43.3)	–	(43.3)
Balance as at December 31, 2011 (predecessor)	381,900,450	$1,035.2	$16.6	$(1,556.0)	$(89.4)	$(23.7)	$(617.3)
Stock option compensation expense	–	–	0.1	–	–	–	0.1
Net earnings	–	–	–	618.4	–	31.9	650.3
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive loss, net of tax	–	–	–	–	(24.7)	–	(24.7)
Common shares issued	14,400,000	144.9	–	–	–	–	144.9
Cancellation of Predecessor equity (deficiency)	(381,900,450)	(1,035.2)	(16.7)	937.6	114.1	–	(0.2)
Balance as at September 30, 2012 (successor)	14,400,000	$144.9	$–	$–	$–	$7.9	$152.8
Common shares issued	127,571	–	–	–	–	–	–
Net loss	–	–	–	(35.2)	–	(1.5)	(36.7)
Distributions to non-controlling interest	–	–	–	–	–	(0.1)	(0.1)
Other comprehensive income, net of tax	–	–	–	–	6.6	–	6.6
Balance as at December 31, 2012 (successor)	14,527,571	$144.9	$–	$(35.2)	$6.6	$6.3	$122.6

The accompanying notes are an integral part of the consolidated financial statements.

6	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(36.7)	$650.3	$(976.6)	$(398.2)
Items not requiring (providing) cash
Depreciation and amortization	12.9	23.4	112.4	119.3
Impairment and other closure costs (notes 7 and 9)	8.2	3.3	823.6	294.5
Deferred income taxes (note 21)	0.1	(0.7)	(7.6)	(16.1)
Foreign exchange loss (gain) on long-term debt	3.2	(24.0)	9.7	(27.6)
Non-cash reorganization items	2.4	(707.4)	–	–
Non-cash interest on compromised notes	–	48.4	–	–
Employee future benefits, expense over (under) cash contributions	(3.4)	(8.4)	(8.0)	(2.4)
Decrease in other long-term obligations	(0.1)	–	(3.1)	(4.2)
Loss (gain) on disposal of property, plant and equipment	0.4	(6.7)	(0.1)	(7.2)
Other	0.2	2.6	(1.8)	10.3
Changes in non-cash working capital
Accounts receivable	41.1	(22.9)	(14.3)	(19.1)
Inventories	11.6	8.7	(17.1)	19.3
Prepaids and other	4.5	(0.5)	7.6	(2.4)
Accounts payable and accrued liabilities	7.7	(10.1)	3.8	(10.3)
Cash flows provided (used) by operations	52.1	(44.0)	(71.5)	(44.1)
Investing
Additions to property, plant and equipment	(10.4)	(12.2)	(19.7)	(11.2)
Proceeds from sale of property, plant and equipment	0.8	11.5	1.2	7.9
Decrease (increase) in restricted cash	3.4	(6.4)	–	–
Decrease (increase) in other assets	–	3.7	0.8	(1.2)
Cash flows used by investing activities	(6.2)	(3.4)	(17.7)	(4.5)
Financing
Increase (decrease) in revolving loan	(40.0)	16.0	48.0	(14.5)
Redemption of senior notes (note 18)	–	–	(25.8)	–
Proceeds on issuance of senior secured notes (note 18)	–	33.1	–	98.4
Note exchange costs (note 18)	–	–	–	(8.3)
Deferred financing costs (note 18)	–	(9.3)	(2.4)	(4.5)
DIP financing costs	–	(3.8)
Settlement on purchase of senior notes (note 18)	–	–	–	(9.2)
Decrease in other long-term debt	–	(0.9)	(0.9)	(1.0)
Share issuance costs	–	(0.2)	–	–
Cash flows provided (used) by financing activities	(40.0)	34.9	18.9	60.9
Cash and cash equivalents, increase (decrease) in the period	5.9	(12.5)	(70.3)	12.3
Cash and cash equivalents, beginning of period	12.6	25.1	95.4	83.1
Cash and cash equivalents, end of period [1]	$18.5	$12.6	$25.1	$95.4
Supplemental disclosures:
Income taxes paid (recovered)	$–	$(0.2)	$0.1	$0.4
Net interest paid	11.0	11.7	72.6	72.7
Common stock issued under stock option compensation plan	–	–	0.2	–
Non-cash exchange of 8.625% senior notes	–	–	–	(327.1)
Non-cash issuance of 11.0% senior notes	–	–	–	287.2
Non-cash difference in carrying value of senior notes on modification	–	–	–	39.9
[1] Cash and cash equivalents included in assets held for sale	1.9	0.4	–	–

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2012 ANNUAL REPORT	7

CATALYST PAPER CORPORATION

CONSOLIDATED BUSINESS SEGMENTS

(In millions of Canadian dollars)

	Three months ended December 31, 2012 (successor)
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$171.8	$44.0	$44.7	$–	$260.5
Inter-segment sales	–	–	7.1	(7.1)	–
Depreciation and amortization	11.2	1.4	0.3		12.9
Operating earnings (loss)	1.2	2.4	(9.3)	–	(5.7)
Total assets	710.5	182.6	85.5	0.2	978.8
Additions to property, plant and equipment	6.5	1.8	2.1	–	10.4

	Nine months ended September 30, 2012 (predecessor)
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$503.8	$134.1	$159.8	$–	$797.7
Inter-segment sales	–	–	22.5	(22.5)	–
Depreciation and amortization	18.9	2.7	1.8	–	23.4
Restructuring (note 24)	2.9	0.8	1.6	–	5.3
Operating earnings (loss)	19.3	11.7	(6.2)	–	24.8
Total assets	761.1	193.4	85.4	0.2	1,040.1
Additions to property, plant and equipment	9.2	1.2	1.8	–	12.2

	Year ended December 31, 2011 (predecessor)
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$690.4	$141.3	$248.0	$–	$1,079.7
Inter-segment sales	–	–	39.3	(39.3)	–
Depreciation and amortization	81.3	9.1	15.1	–	105.5
Restructuring (note 24)	4.0	0.8	1.1	–	5.9
Impairment and other closure costs (note 7)	507.2	71.1	83.5	–	661.8
Operating loss	(565.1)	(69.2)	(70.2)	–	(704.5)
Total assets	432.0	216.5	75.8	13.3	737.6
Additions to property, plant and equipment	9.2	6.1	4.4	–	19.7

	Year ended December 31, 2010 (predecessor)
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$674.0	$152.4	$225.0	$–	$1,051.4
Inter-segment sales	–	–	23.4	(23.4)	–
Depreciation and amortization	78.8	16.6	14.3	–	109.7
Restructuring (note 24)	8.2	16.1	1.0	–	25.3
Impairment and other closure costs (note 7)	104.4	190.1	–	–	294.5
Operating earnings (loss)	(149.7)	(224.3)	22.4	–	(351.6)
Total assets	1,046.0	450.6	185.1	14.5	1,696.2
Additions to property, plant and equipment	9.1	1.8	0.3	–	11.2

The accompanying notes are an integral part of the consolidated financial statements.

8	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

(In millions of Canadian dollars)

	Three months ended December 31, 2012 (successor)
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total
Canada	$25.4	$12.9	$–	$38.3
United States	122.6	9.1	–	131.7
Asia and Australasia	14.3	11.4	43.7	69.4
Latin America	9.5	10.6		20.1
Europe and other	–	–	1.0	1.0
	$171.8	$44.0	$44.7	$260.5

	Nine months ended September 30, 2012 (predecessor)
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total
Canada	$78.4	$31.1	$–	$109.5
United States	356.6	27.5	–	384.1
Asia and Australasia	38.2	38.1	158.2	234.5
Latin America	30.2	37.4	–	67.6
Europe and other	0.4	–	1.6	2.0
	$503.8	$134.1	$159.8	$797.7

	Year ended December 31, 2011 (predecessor)
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total
Canada	$120.2	$36.4	$4.6	$161.2
United States	484.7	26.9	–	511.6
Asia and Australasia	38.7	34.8	243.3	316.8
Latin America	45.1	43.2	–	88.3
Europe and other	1.7	–	0.1	1.8
	$690.4	$141.3	$248.0	$1,079.7

	Year ended December 31, 2010 (predecessor)
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total
Canada	$103.0	$35.1	$0.2	$138.3
United States	489.4	31.3	0.9	521.6
Asia and Australasia	30.6	34.9	222.1	287.6
Latin America	48.2	51.1	–	99.3
Europe and other	2.8	–	1.8	4.6
	$674.0	$152.4	$225.0	$1,051.4

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Property, plant and equipment by geographic location:
Canada	$611.6	$614.1	$377.7
United States	–	–	8.6
	$611.6	$614.1	$386.3

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2012 ANNUAL REPORT	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the “company”) is a significant specialty mechanical printing papers and newsprint producer in North America. The company operates in three business segments.

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (“NBSK”) pulp.

The business segments of the company are strategic business units that offer different products. They are managed separately because each business requires different technology, capital expenditures, labour expertise and marketing strategies. Each segment is a significant component of the company’s sales and operating earnings.

The company owns and operates three manufacturing facilities located in the province of British Columbia (B.C.), Canada. On September 30, 2012 the company permanently shut down its recycle mill operations located in Snowflake, Arizona (note 9). Two other facilities, including a paper recycling facility, were permanently shut down during 2010. Inter-segment sales consist of pulp transfers at market prices. The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia.

Creditor protection proceedings

On January 31, 2012, Catalyst Paper Corporation and certain of its subsidiaries obtained an Initial Order from the Supreme Court of British Columbia (the Court) under the Companies’ Creditors Arrangement Act (CCAA). The company applied for recognition of the Initial Order under Chapter 15 of Title 11 of the US Bankruptcy Code. The company entered into a Debtor-In-Possession (DIP) Credit Agreement, pursuant to which a DIP Credit Facility of approximately $175 million was confirmed by the Court.

Emergence from Creditor Protection Proceedings

Catalyst Paper Corporation and all of its subsidiaries and partnership successfully emerged from creditor protection proceedings under CCAA and Chapter 15 of Title 11 of the US Bankruptcy Code on September 13, 2012 (emergence date). The company met all of the conditions to implement the second amended plan of arrangement (Plan) on the emergence date by securing exit financing consisting of a new asset-based loan facility (ABL Facility) and new floating rate senior secured notes (Floating Rate Notes). For additional information on the company’s emergence from creditor protection proceedings, see note 2, Creditor protection proceedings.

In accordance with FASB ASC 852, fresh start accounting was required upon the company’s emergence from the creditor protection proceedings because:

-	The reorganization value of the assets of the Predecessor company (defined below) immediately prior to the approval of the Plan was less than the total of all post-petition liabilities and allowed claims, and

-	The holders of the Predecessor company’s existing voting shares immediately prior to the approval of the Plan received less than 50% of the voting shares of the common stock of the Successor company (defined below).

CATALYST PAPER 2012 ANNUAL REPORT	11

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

FASB ASC 852 requires that fresh start accounting be applied on the latter of the date of approval of the plan of arrangement, or the date that all material conditions to implement the plan are met. The company’s application date for fresh start accounting was September 13, 2012, when exit financing was secured. However, the company elected to apply fresh start accounting effective September 30, 2012, to coincide with the timing of the third quarter close. The company evaluated events, transactions, and fluctuations in product prices, exchange rates and inflation rates between September 13, 2012, and September 30, 2012, and concluded that the use of an accounting convenience date of September 30, 2012 (convenience date) did not have a material impact on the company’s financial position, results of operations and cash flows. The application of fresh start accounting was therefore reflected in the company’s consolidated balance sheet as of September 30, 2012, and related fresh start accounting adjustments were included in the company’s consolidated statements of earnings (loss) for the nine months ended September 30, 2012.

The implementation of the Plan and the application of fresh start accounting materially changed the carrying amounts and classifications reported in the company’s financial statements, and resulted in the company effectively becoming a new entity for financial reporting purposes. Accordingly, the company’s consolidated financial statements for periods prior to September 30, 2012 are not comparable to consolidated financial statements prepared for periods subsequent to September 30, 2012. References to Successor or Successor company refer to the company on or after September 30, 2012, and references to Predecessor or Predecessor company refer to the company prior to September 30, 2012. Additionally, references to periods on or after September 30, 2012, refer to the Successor, and references to periods prior to September 30, 2012, refer to the Predecessor.

Going concern

The audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The creditor protection proceedings raised substantial doubt about the company’s ability to continue as a going concern. During these proceedings, the company’s ability to continue as a going concern was dependent on obtaining creditor and Court approval of a plan of arrangement, successful implementation of the plan of arrangement that would improve profitability, reduce the company’s debt burden and improve liquidity, and securing exit financing to replace the debtor in possession financing available to the company during the creditor protection proceedings. Management believes that the implementation of the Plan and the company’s emergence from creditor protection proceedings have resolved the substantial doubt regarding the appropriateness of the going concern basis of accounting.

2.	CREDITOR PROTECTION PROCEEDINGS

Reorganization process

The Canadian Court and U.S. Court issued a variety of orders throughout the restructuring process. These orders include, among other things, authorization to (a) make payments relating to certain employees’ pre-petition wages, salaries and benefit programs in the ordinary course of business; (b) ensure the continuation of existing cash management systems; (c) honour certain ongoing customer obligations; and (d) enter into a DIP Credit Agreement that effectively replaced the former ABL Facility.

The terms of the Initial Order named PricewaterhouseCoopers Inc. (PwC) as the court-appointed monitor (the Monitor), who assisted the company in formulating a restructuring plan.

Shortly after the commencement of the creditor protection proceedings, the company began notifying all known creditors regarding these filings. Pursuant to the Initial Order, and subject to certain exceptions, the continuation of any judicial or administrative proceedings or other actions against the company or its property to recover, collect or secure a pre-petition claim were automatically stayed. Most creditor actions to obtain possession of the company’s property, or to create or enforce any lien against the company’s property, or to collect pre-petition amounts owed or otherwise exercise rights or remedies with respect to a pre-petition claim were enjoined.

12	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The company reached new labour agreements, effective from May 1, 2012 to April 30, 2017, with all six union locals at its Crofton, Port Alberni and Powell River mills. The new labour agreements were entered into with the Communications, Energy and Paperworkers Union of Canada (CEP) locals 1, 76, 592, 686 and 1132 and the Pulp, Paper and Woodworkers Union of Canada (PPWC) local 2. Specific terms of the new labour agreements include a 10% reduction in hourly wage rates, various adjustments to vacation, health benefits and work rules, maintaining hourly retiree health benefits, and providing for no wage inflation for the first three years and 2% increases in the fourth and fifth year that these agreements are in effect.

On March 9, 2012, the company entered into a Restructuring and Support Agreement (RSA) with certain holders of its 11% senior secured notes due 2016 (2016 Notes) and its 7.375% notes due 2014 (2014 Notes) that outlined a plan of arrangement under the CCAA. On May 15, 2012, the company announced that the original terms of the plan of arrangement, as disclosed in the interim consolidated financial statements for the three months ended March 31, 2012, had been amended.

On May 23, 2012, the company announced that it did not receive the necessary creditor approval for its amended plan of arrangement. Approval of not less than 66 2/3% of the principal amount of each creditor class voting on the plan was required. While 99.5% of the principal amount of the secured creditor class voted in favour of the plan, only 64% of the principal amount of the unsecured creditor class voted in favour. With the amended plan of arrangement not being approved, the company was required to commence a sales process in accordance with certain agreed sale and investor solicitation procedures (SISP).

On June 14, 2012, the company announced a second amended plan of arrangement after receiving consent from a requisite number of holders of 2016 Notes to move forward to a vote. Proposed changes under the Plan included the compromise of certain extended health benefits, modifications to the salaried pension plan and application for additional solvency deficit funding relief. On June 25, 2012 the company announced that it had received the necessary creditor approval for the Plan. Approval of more than 99% of secured and unsecured creditors was received. The company also received confirmation of regulatory approval by provincial order in council of the proposed modifications to the salaried pension plan and the application for additional funding relief. The Court sanctioned the Plan on June 28, 2012 and the US Court in Delaware confirmed the Plan under the Chapter 15 process in a confirmation hearing on July 27, 2012.

Emergence from creditor protection proceedings

The Plan became effective on September 12, 2012 and the restructuring under the Plan completed on September 13, 2012. Upon implementation of the Plan, the company was reorganized through the consummation of several transactions pursuant to which, among other things:

▪	The company’s operations were continued in substantially the same form.

▪	Holders of the Predecessor company’s 2016 Notes exchanged their US$390.4 million aggregate principal amount plus accrued and unpaid interest for:

-	US$250.0 million aggregate principal amount of senior secured notes due in 2017 that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and

-	14.4 million new common shares, being approximately 100% of the company’s issued and outstanding common shares, subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Plan, and (ii) a new management incentive plan.

▪	Holders of the Predecessor company’s 2014 Notes exchanged their US$250.0 million aggregate principal plus accrued and unpaid interest for:

-	their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Plan) of 50% of the net proceeds following the sale of Catalyst Paper’s interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI Proceeds Pool), or

-	if an equity election was made, their pro rata share of 600,000 new common shares (the Unsecured Creditor Share Pool).

CATALYST PAPER 2012 ANNUAL REPORT	13

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

▪	General creditors exchanged their general unsecured claims for:

-	their pro rata share of the PREI Proceeds Pool; or

-	if an equity election was made, their pro rata share of the Unsecured Creditor Share Pool; or

-	if a general unsecured claim was equal to or less than $10,000, or if a valid cash election was made and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor’s allowed claim (Cash Convenience Pool).

▪	All common shares and stock options of the Predecessor company outstanding prior to the reorganization were cancelled for no consideration and holders of such common shares did not receive any distribution under the Plan.

The company distributed $1.0 million to unsecured creditors in November 2012 as full and final settlement of claims comprising the Cash Convenience Pool. The company issued 127,571 common shares to unsecured creditors in December as full and final settlement of claims comprising the Unsecured Creditor Share Pool. The company agreed to the sale of its interest in PREI for proceeds of $33.0 million, expects to complete the sale in the first quarter of 2013, and will subsequently pay out the PREI Proceeds Pool to applicable unsecured creditors. The company is required under the Plan to offer its portion of the proceeds from the sale of PREI to the holders of Floating Rate Notes (see note 8, Variable interest entities).

Exit Financing

On September 13, 2012, the company entered into a new ABL Facility and issued new Floating Rate Notes. The $175.0 million ABL Facility, which was a pre-condition for the company to implement the Plan and exit from creditor protection, matures on the earlier of July 31, 2017, and 90 days prior to maturity of any significant debt. The Floating Rate Notes, which mature on September 13, 2016, were issued for US$35 million. The terms and covenants of the ABL Facility and the Floating Rate Notes are disclosed in note 18, Long-term debt.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the company are prepared in accordance with United States (U.S.) generally accepted accounting principles (U.S. GAAP).

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of the company’s joint venture, Powell River Energy Inc. (PREI), a variable interest entity. All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (VIE) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The company consolidates the accounts of VIEs where it has been determined that the company is the primary beneficiary, defined as the party that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has an obligation to absorb losses and receive benefits of that VIE.

14	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(c)	Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, derivative financial instruments, pension and post-retirement benefits, bad debt and doubtful accounts, income taxes, restructuring costs, and commitment and contingencies, based on currently available information.

The enterprise value that was established as of the valuation date of September 30, 2012 incorporated numerous major assumptions including, but not limited to, the following:

▪	management’s best estimate of future operating performance as of the valuation date,

▪	internal forecasts and external forecasts based on published reports of future exchange rates and product prices,

▪	a discount rate of 15% based on the estimated blended rate of return required by debt and equity investors of the company,

▪	the corporate income tax rate of approximately 25% represents an appropriate rate to apply to future earnings of the company, based on current and projected federal and provincial tax rates,

▪	a capital cost allowance (CCA) rate of 20% represents an appropriate depreciation rate to apply to capital assets in future periods,

Actual amounts could differ from estimates.

(d)	Revenue recognition

The company recognizes revenues upon shipment when persuasive evidence of an arrangement exists, prices are fixed or determinable, title of ownership has transferred to the customer and collection is reasonably assured. Sales are reported net of discounts, allowances and rebates.

(e)	Shipping and handling costs

The company classifies shipping and handling costs to Cost of sales, excluding depreciation and amortization as incurred.

(f)	Translation of foreign currencies

The majority of the company’s sales are denominated in foreign currencies, principally U.S. dollars (US$). Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

Up to September 30, 2012, the company had a foreign subsidiary that was considered to be self-contained and integrated within its foreign jurisdiction, and accordingly, used the U.S. dollar as its functional currency. Foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) were reported as a component of other comprehensive income (loss), as discussed in note 23, Accumulated other comprehensive income (loss). Subsequent to the permanent closure of the Snowflake recycle mill operations on September 30, 2012, the company ceased to have a self-contained foreign operation and therefore no longer reports foreign exchange gains and losses as a component of other comprehensive income (loss).

(g)	Derivative financial instruments

The company uses derivative financial instruments in the management of foreign currency and price risk associated with its revenues, energy costs and long-term debt. It also uses interest rate swaps to manage its net exposure to interest rate changes.  The company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The company accounts for its derivatives at fair value at each balance sheet date.

CATALYST PAPER 2012 ANNUAL REPORT	15

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

In a cash flow hedge, the changes in fair value of derivative financial instruments are recorded in Other comprehensive loss. These amounts are reclassified in the consolidated statement of earnings (loss) in the periods in which results are affected by the cash flows of the hedged item. Any hedge ineffectiveness is recorded in the consolidated statement of earnings (loss) when incurred. In a fair value hedge, hedging instruments are carried at fair value, with changes in fair value recognized in the consolidated statement of earnings (loss).  The changes in fair value of the hedged item attributable to the hedged risk is also recorded in the consolidated statement of earnings (loss) by way of a corresponding adjustment of the carrying amount of the hedged items recognized on the balance sheet. In hedges of the foreign currency exposure of net investments in foreign subsidiaries that are self-contained and integrated within a particular country, gains and losses on translation are deferred in a separate component of shareholders’ equity to be recognized in net earnings (loss) upon sale or upon complete or substantially complete liquidation of the net investment in the foreign subsidiary. Cash flows from derivative financial instruments are classified, in general, to “Operations” on the consolidated statement of cash flows consistent with the hedged transaction.  Cash flows resulting from termination of interest rate swaps are classified as “Investing activities.”

Effective April 1, 2010, the company no longer designates its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes. The effective portion of gains or losses accumulated as at March 31, 2010 on its previously designated U.S. dollar revenue risk management instruments were recorded in the same income statement line items as the hedged item in Sales. Prior to April 1, 2010, the company designated the hedge relationship and formally documented, at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness was assessed.  Risk management strategies and relationships were assessed on an ongoing basis to ensure each derivative instrument was effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

Effective October 1, 2011, the company no longer designates the foreign currency revaluation of a portion of its long-term debt as a hedge against the foreign currency exposure arising on the net investment in its foreign subsidiary. As described in note 7, Measurement uncertainty – impairment of long-lived assets, certain assets of the foreign subsidiary were impaired on September 30, 2011. Subsequent to the recognition of this impairment, the revaluation of the company’s foreign currency denominated debt was no longer an effective hedge against the foreign exchange gains and losses that arose on the net investment in the company’s foreign subsidiary. Subsequent to the permanent closure of the Snowflake recycle mill operations on September 30, 2012 the company ceased to have a self-contained foreign operation.

(h)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months when acquired and are presented at fair value.

(i)	Restricted cash

Restricted cash is segregated and presented separately in the balance sheet, classified as current or non-current based on the facts pertaining to the restricted cash, and is excluded from cash and cash equivalents in the statement of cash flows.

16	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(j)	Inventories

Specialty printing papers, newsprint and pulp inventories are valued at the lower of three-month moving average cost or market. Wood chips, pulp logs and other raw materials are valued at the lower of cost or market. For raw materials to be used in the production of finished goods, market is determined on an as-converted-to-finished-goods basis. Work-in-progress and operating and maintenance supplies and spare parts inventories are valued at cost. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead, and depreciation and amortization costs. In addition, cost includes freight costs to move inventory offsite.

(k)	Repairs and maintenance costs

Repairs and maintenance, including costs associated with planned major maintenance, are charged to Cost of sales, excluding depreciation and amortization as incurred.

(l)	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization, including asset impairment charges. Interest costs for capital projects are capitalized. Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% − 5.0%
Paper machinery and equipment	5.0% – 10.0%
Pulp machinery and equipment	5.0% – 10.0%

Effective December 31, 2011, the remaining useful lives of the company’s pulp machinery were revised from approximately 7 years to 11 years. The company concluded that, based on the physical condition of these assets, 11 years more fairly reflected the remaining useful lives of these assets and adopted these change in estimate prospectively.

No depreciation is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are expensed as incurred.

Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.

When property, plant and equipment are sold by the company, the historical cost less accumulated depreciation and amortization is netted against the sale proceeds and the difference is included in Other income (expense), net.

(m)	Assets Held For Sale and Discontinued Operations

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities, and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation.

CATALYST PAPER 2012 ANNUAL REPORT	17

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(n)	Goodwill

Goodwill is measured at the amount that the company’s enterprise value exceeded the fair value of its identified assets and liabilities on the convenience date of September 30, 2012, that fresh start accounting was applied.

(o)	Government grants

Government grants are recognized at fair value when there is reasonable assurance that the company will comply with the conditions attached to them and that the grants will be received. Government grants related to additions or betterments to property, plant and equipment are recognized as credits against the carrying values of the related assets, and subsequently recognized in net earnings (loss) over the useful lives of the related assets as reductions to the resulting depreciation expense.

Government grants were awarded to the company by the Canadian Forest Service (CFS) to invest in specified capital upgrades to property, plant and equipment. These government grants, called Green Transformation Credits, were awarded in accordance with CFS’s Pulp and Paper Green Transformation Program.

(p)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Goodwill will not be amortized in subsequent periods, but will be tested for impairment using a two-step impairment test at the reporting unit level. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. A company may first assess certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

(q)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of Property, plant and equipment, and depreciation and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on a discounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(r)	Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

The company’s obligations for the proper removal and disposal of asbestos products in its mills meet the definition of a conditional asset retirement obligation. That is, the company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the company’s mills, due in part to the company’s maintenance procedures, and the fact that the company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the company’s mills is indeterminate. As a result, the company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

18	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The company’s obligations to cover (cap) the surface areas of the landfills that are in operation at its mill sites meet the definition of an asset retirement obligation. Capping will prevent future environmental contamination when the landfills are no longer in active use. The company presently has active landfills at its Crofton, Powell River and Elk Falls mill sites.

(s)	Deferred financing costs

Deferred costs related to the company’s long-term debt are included in Other assets and amortized over the legal life of the related liability. Financing costs associated with modifications of long-term debt are expensed as incurred. Financing costs associated with modifications to line-of-credit or revolving debt arrangements are deferred and amortized if the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement and if the parties to the new arrangement are the same as the parties to the old arrangement. Borrowing capacity is defined as the product of the remaining term of the arrangement and the maximum available credit.

(t)	Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the company’s key officers, directors and employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to Common stock together with any related stock-based compensation expense. Performance and time based share-based payments are amortized over their vesting periods when it is probable that the performance conditions will be satisfied.

Deferred share units are accounted for using the quoted market value at each reporting period until settlement, and are amortized over their vesting periods.

(u)	Income taxes

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

(v)	Deferred credits

Deferred credits represent the excess of amounts assigned to deferred income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to Income tax recovery in the consolidated statement of earnings (loss) during the period that the acquired tax asset is utilized.

(w)	Employee future benefits

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. The company also sponsors other post-retirement benefit plans, covering health and dental benefits. The company recognizes assets or liabilities for the respective overfunded or underfunded statuses of its defined benefit pension plans and other post-retirement benefit plans on its consolidated balance sheet. Changes in the funding statuses that have not been recognized in the company’s net periodic benefit costs are reflected in Accumulated other comprehensive income (loss) in the company’s consolidated balance sheet. Net periodic benefit costs are recognized as employees render the services necessary to earn the pension and other post-retirement benefits.

CATALYST PAPER 2012 ANNUAL REPORT	19

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The estimated cost for pensions and other employee future benefits provided to employees by the company is accrued using actuarial techniques and assumptions during the employees’ active years of service. The net periodic benefit cost includes:

-	the cost of benefits provided in exchange for employees’ services rendered during the year;

-	the interest cost of benefit obligations;

-	the expected long-term return on plan assets based on the fair value for all asset classes;

-	gains or losses on settlements or curtailments;

-	the straight-line amortization of prior service costs and plan amendments included in accumulated other comprehensive income (AOCI) over the expected average remaining service lifetime (EARSL) of employees who are active as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average remaining life expectancy of the former employees; and

-	the straight-line amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the EARSL of the active employees who are active as of the date such amounts are recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees.

The defined benefit plan obligations are determined in accordance with the projected benefit method, prorated on services.

Amounts paid to the company’s defined contribution plans for salaried employees and to multi-employer industry-wide pension plans are expensed as incurred.

(x)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the company for the period by the weighted average number of company common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted loss per share are the same.

(y)	Comparative figures

Comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

4.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

FASB ASC 852, Reorganizations, was adopted for the duration of the CCAA proceedings. In accordance with this standard, transactions and events directly associated with the reorganization were distinguished and segregated from the ongoing operations of the business. Pre-petition obligations that were impaired under the reorganization process pursuant to the CCAA proceedings were classified as Liabilities subject to compromise in the balance sheet at the amounts expected to be allowed as claims by the Court. Professional fees, DIP-related financing costs, charges related to indefinite idlings and permanent closures and other provisions for losses directly associated with or resulting from the reorganization were recorded in Reorganization items, net in the consolidated statement of operations.

In accordance with FASB ASC 852, Reorganizations, fresh start accounting was applied as of the convenience date of September 30, 2012. See note 6, Creditor protection proceedings related disclosures, for a discussion of fresh start accounting.

20	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

5.	CHANGES IN FUTURE ACCOUNTING STANDARDS

There were no new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

6.	CredItOr Protection Proceedings RelateD Disclosures

Fresh start accounting

As discussed in note 3, Summary of significant accounting policies, the company applied fresh start accounting as of September 30, 2012, pursuant to which the reorganization value derived from the enterprise value established for the company was assigned to the company’s assets and liabilities, which required recording assets and liabilities at fair value in conformity with the procedures specified in ASC 805, Business Combinations. Deferred income taxes and pension and other post-employment benefits (OPEB) projected benefit obligations are excluded from this requirement. In accordance with fresh start accounting, the Predecessor company’s common shares, additional paid-in-capital, deficit and accumulated other comprehensive loss were eliminated. Accumulated depreciation on property, plant and equipment was eliminated and estimated remaining useful lives were updated.

Enterprise valuation

We engaged an independent financial advisor to assist us in the determination of the enterprise value of the Successor company. The enterprise value was estimated using three valuation methods: (i) discounted cash flow analysis (DCF), (ii) comparable company analysis, and (iii) precedent transactions analysis. The enterprise value was determined primarily based on the DCF analysis.

The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The company’s discount rate, defined as the blended rate of return required by debt and equity investors of the Successor company, was estimated to be 15%. A one percent change in the discount rate has an impact of approximately $40.0 million on the equity value of the company. Expected future cash flows were based on unlevered after-tax free cash flows, a five-year projection period, and an estimated value beyond the projection period known as a terminal value. Cash flow projections incorporated various assumptions, including future product sales prices and foreign exchange assumptions based on independent, published market forecasts, future cost trends based on the company’s operating history and realization of the cost reductions negotiated while in creditor protection. The enterprise value of the company calculated using the DCF analysis was $392.9 million.

The comparable company analysis estimates the value of the company based on a relative comparison with other publicly traded companies with similar operating and financial characteristics. Under this valuation methodology, the enterprise values of these publicly traded companies, calculated as the aggregate market value of their publicly traded equity securities plus the aggregate amount of net debt outstanding, are expressed as multiples of various measures of the respective company’s operating earnings such as earnings before interest, taxes, depreciation and amortization (EBITDA). These multiples are then applied to the company’s actual and projected operating results, after adjusting for differences in, among other things, product offerings, markets, size, risk profile, profitability, leverage and operating margins. The company’s implied multiple as of September 30, 2012 was estimated to be 4.9 X 2013 projected EBITDA.

The precedent transactions analysis estimates the value of the company based on a relative comparison with companies that were recent targets of merger and acquisition transactions. Under this valuation methodology, the purchase prices paid for these companies are expressed as multiples of various measures of the respective company’s operating earnings such as EBITDA. These multiples are then applied to the company’s actual and projected operating results, after adjusting for unique value considerations incorporated in purchase prices, as well as differences in, among other things, product offerings, markets, size, risk profile, profitability, leverage and operating margins. No recent precedent transactions were identified that were comparable on a relative basis to the company and, therefore, an implied multiple could not be estimated for the company in accordance with this valuation method.

CATALYST PAPER 2012 ANNUAL REPORT	21

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

In addition, certain of the company’s non-operating assets were valued separately as follows: (i) tax attributes were valued based on a DCF analysis of the projected tax savings that will arise from the use of the company’s available post-emergence attributes, and (ii) assets marketed to be sold prior to emergence from creditor protection were valued based on the present value of estimated gross sales proceeds minus estimated sales costs. Income taxes in the DCF analysis were estimated based on the projected statutory tax rates in Canada and the United States during the forecasting period of 2012 to 2017.

Allocation of reorganization value to assets and liabilities

The reorganization value derived from the company’s enterprise value was assigned to assets and liabilities in accordance with the acquisition method of accounting for business combinations, which requires recording assets and liabilities other than deferred income taxes and pension and OPEB projected benefit obligations at fair value. The amount of deferred income taxes for the Successor company was determined in accordance with FASB ASC 740. See note 21, Income taxes, for additional information. The amount of pension and OPEB projected benefit obligations was determined in accordance with FASB ASC 715, which required that the actuarial present value of the company’s defined benefit pension and post-retirement benefit plan assets and benefit obligations be determined based on certain assumptions (see note 19, Employee future benefits).

Fair value estimates were based on the following approaches:

▪	Inventories: Fair value of finished goods inventories was based on estimated selling prices less selling costs, shipping costs and profit allowance. The fair values of raw materials and work in process inventories were estimated to approximate their carrying values. The fair value of mill stores and other supplies inventories was based on replacement cost for high-turnover items and on replacement cost less economic obsolescence for low-turnover items.

▪	Fixed assets: Fair value of construction in progress was estimated to approximate carrying value. The fair value of land was based on the most recent property tax assessments. The fair value of other fixed assets was based on the cost valuation method and the income valuation method. The cost valuation method estimates fair value based on the estimated replacement cost of an asset, adjusted for various factors including physical deterioration, technological obsolescence, economic life, and significant maintenance or betterment projects expected in the foreseeable future. The income valuation method estimates fair value based on a DCF analysis, which incorporates various assumptions including future product sales prices and foreign exchange assumptions based on independent, published market forecasts, future cost trends based on the company’s operating history, and realization of the cost reductions negotiated while in creditor protection.

▪	Assets and liabilities held for sale: The fair value of assets held for sale and liabilities associated with assets held for sale were estimated based on the present value of expected sales price less cost to sell.

▪	All other assets and liabilities were recorded at the Predecessor company’s carrying values, which approximate fair value, after adjustments resulting from the implementation of the Plan.

▪	Goodwill: Calculated as the amount by which the enterprise value of the Successor company exceeded the fair value of identified assets and liabilities.

Reorganized consolidated balance sheet

The effects of the implementation of the Plan and the application of fresh start accounting on the company’s consolidated balance sheet as of September 30, 2012, are presented in the reorganized consolidated balance sheet below.

The adjustments set forth in the column labeled Plan of arrangement adjustments reflects the impact of implementing the Plan including, among other things, the discharge and settlement of liabilities subject to compromise based on claims allowed by the Courts, the issuance of Successor company common stock to holders of allowed claims in satisfaction of such claims, and the incurrence of new indebtedness related to secured notes issued to holders of the Predecessor company’s secured pre-petition debt and related to the company’s exit financing.

22	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The adjustments set forth in the column labeled Fresh start accounting adjustments reflect, among other things, adjustments to the carrying values of the company’s assets and liabilities to reflect their fair values, and the elimination of common stock, additional paid-in-capital, deficit and accumulated other comprehensive loss as a result of the application of fresh start accounting.

	As at September 30, 2012
		Plan of	Fresh Start
		Arrangement	Accounting
(In millions of Canadian dollars)	Predecessor	Adjustments	Adjustments	Successor
Assets
Current assets
Cash and cash equivalents	$22.7	$(10.5)[1]	$–	$12.2
Restricted cash	9.8	(6.1)[1]	–	3.7
Accounts receivable	144.8	(4.0)[4]	–	140.8
Inventories	131.5	–	–	131.5
Prepaids and other	20.1	–	(7.1)[7]	13.0
Assets held for sale	44.2	–	12.0 [7]	56.2
	373.1	(20.6)	4.9	357.4
Property, plant and equipment	356.7	–	257.4 [7]	614.1
Goodwill	–	–	56.7 [7]	56.7
Deferred income tax assets	2.5	–	(2.5)[7]	–
Other assets	2.6	9.3 [1]	–	11.9
	$734.9	$(11.3)	$316.5	$1,040.1
Liabilities
Liabilities not subject to compromise
Current liabilities
Accounts payable and accrued liabilities	$85.3	$12.2 [2]	$–	$97.5
Current portion of long-term debt	6.7	–	–	6.7
Liabilities associated with assets held for sale	16.6	0.5 [2]	(2.3)[7]	14.8
	108.6	12.7	(2.3)	119.0
Long-term debt	215.4	243.5 [3]	–	458.9
Employee future benefits	300.4	–	–	300.4
Other long-term obligations	9.0	–	–	9.0
Deferred credits	9.6		(9.6)[7]	–
Total liabilities not subject to compromise	643.0	256.2	(11.9)	887.3
Liabilities subject to compromise	875.5	(875.5)[4]	–	–
Total liabilities	1,518.5	(619.3)	(11.9)	887.3
Deficiency
Shareholders’ deficiency
Predecessor common stock	1,035.2	–	(1,035.2)[8]	–
Successor common stock	–	144.9 [5]	–	144.9
Additional paid-in capital	16.7	–	(16.7)[8]	–
Deficit	(1,688.1)	463.1 [6]	1,225.0 [8]	–
Accumulated other comprehensive loss	(114.1)	–	114.1 [8]	–
	(750.3)	608.0	287.2	144.9
Non-controlling interest (deficit)	(33.3)	–	41.2	7.9
	(783.6)	608.0	328.4 [7]	152.8
	$734.9	$(11.3)	$316.5	$1,040.1

CATALYST PAPER 2012 ANNUAL REPORT	23

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Plan of Arrangement Adjustments

1	Implementation of the Plan resulted in the following cash impact:

(In millions of Canadian dollars)
Proceeds from implementation of the Plan:
Release of restricted cash	$6.1
Borrowing under the ABL Facility	64.0
Issuance of Floating Rate Notes	33.4
Payments related to implementation of the Plan
Repayment of DIP Credit Facility, including exit fee of $6.9 million	(104.5)
Payment of issuance costs related to new debt	(9.3)
Other	(0.2)
$(10.5)

2	Reflects the estimated Cash Convenience Pool and PREI Proceeds Pool (see note 2, Creditor protection proceedings) that was payable to the company’s general creditors and the holders of the Predecessor company’s 2014 Notes as of September 30, 2012 as full settlement of their allowed claims under the creditor protection proceedings. The company paid out the Cash Convenience Pool of $1.0 million in November 2012. On February 13, 2013, the company agreed to the sale of its interest in PREI, subject to Court approval, for proceeds of $33.0 million compared to estimated proceeds as of September 30, 2012 of $30.0 million (see note 8, Variable interest entities).

3	Reflects (i) the issuance of US$250.0 million senior secured notes due in 2017 to the holders of the Predecessor company’s 2016 Notes as partial settlement of their allowed claims under the creditor protection proceedings, (ii) the amount withdrawn on the company’s ABL Facility, (iii) the issuance of US$35.0 million Floating Rate Notes, and (iv) repayment of the withdrawn amount on the DIP Credit Facility that was cancelled on exit from the creditor protection proceedings (see note 2, Creditor protection proceedings).

4	The settlement or extinguishment of all remaining liabilities subject to compromise as of September 30, 2012 under the Plan is summarized below:

24	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(In millions of Canadian dollars)
Unsecured pre-petition debt	$243.9
Secured pre-petition debt	380.9
Accrued interest on unsecured pre-petition debt	18.9
Accrued interest on secured pre-petition debt	59.5
Accounts payable and accrued liabilities, excluding accrued interest	33.8
Pension and other post-retirement projected benefit obligations	24.8
Labour union claim *	91.8
Rejected leases and contracts	21.9
Total liabilities subject to compromise of the Predecessor company	875.5
Issuance of Successor company common stock **	(144.9)
Issuance of new senior secured notes	(243.8)
Estimated Cash Convenience Pool payable	(0.9)
Estimated PREI Proceeds Pool payable ***	(11.7)
Elimination of sales tax receivable related to compromised accounts payable	(4.0)
Gain on extinguishment of liabilities subject to compromise ****	$470.2

*	The labour unions at the company’s Canadian mills submitted unsecured claims with respect to the June 25, 2012 creditor vote on the Plan. These claims were based on the estimated present value of the five-year wage and benefit reductions agreed to in the new labour agreements that went into effect on May 1, 2012. These claims, which were under dispute at the time of the approval of the Plan, were subsequently allowed by the Court.
**	On September 30, 2012, the company had 14.4 million common shares outstanding. These common shares were issued to its secured bondholders. On September 30, 2012, the company held a total of 0.6 million common shares in reserve for the benefit of holders of allowed unsecured creditor claims comprising the Unsecured Creditor Share Pool. In December 2012, 127,571 additional common shares were issued as full and final settlement of the Unsecured Creditor Share Pool, increasing the total common shares outstanding as of December 31, 2012 to 14,527,571.
***	The company entered into an agreement to sell PREI on February 13, 2013 for $33.0 million and therefore adjusted the estimated PREI Proceeds Pool payable as of December 31, 2012 to $12.9 million.
****	Includes gain related to discontinued operations of $4.8 million. See note 9, Assets held for sale and discontinued operations.

5	Reflects the issuance of common stock of the Successor company, which had an equity value of $144.9 million as of September 30, 2012 which was determined as follows:

(In millions of Canadian dollars)
Enterprise value	$392.9
Plus:
Net redundant assets	117.3
Less:
Interest bearing debt	(351.8)
Other adjustments	(13.5)
Equity value of the Successor company	$144.9

6	Reflects the following items, all of which were included in Reorganization items, net in our consolidated statements of earnings (loss) for the nine months ended September 30, 2012:

(In millions of Canadian dollars)
Gain on extinguishment of liabilities subject to compromise	$470.2
Professional fees *	(6.9)
Other	(0.2)
Gain due to plan of arrangement adjustments **	$463.1

*	Represents professional fees that were contractually due to certain professionals as “success” fees upon the company’s emergence from the creditor protection proceedings and were recorded as part of the effects of implementing the plan of arrangement.

**	Includes gain related to discontinued operations of $7.1 million. See note 9, Assets held for sale and discontinued operations.

CATALYST PAPER 2012 ANNUAL REPORT	25

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Fresh Start Accounting Adjustments

7	Reflects the following adjustments to the carrying value of asset and liabilities to reflect their estimated values as of September 30, 2012 based on the respective valuation methods discussed previously:

(In millions of Canadian dollars)
Prepaids and other	$(7.1)
Property, plant and equipment	257.4
Assets held for sale	12.0
Goodwill	56.7
Deferred income tax assets	(2.5)
Liabilities associated with assets held for sale	2.3
Deferred credits	9.6
Gain due to fresh start accounting adjustments	$328.4

The following table summarizes the reconciliation of the enterprise equity value to the reorganization value, and the allocation of the reorganization value to the assets and liabilities of the Successor company based on their estimated fair values as of September 30, 2012.

(In millions of Canadian dollars)
Enterprise value of the Successor company, including net redundant assets and other adjustments	$496.7
Adjusted for:
Non-controlling deficit	7.9
Non-interest bearing liabilities	535.5
Reorganization value to be allocated to assets	1,040.1
Less amounts allocated to the value of:
Total current assets	(357.4)
Property, plant and equipment	(614.1)
Other assets	(11.9)
Reorganization value not allocated (goodwill)	$56.7

8	The net adjustments to common stock, additional paid-in-capital, deficit, and accumulated other comprehensive loss included the adjustments required to state assets and liabilities of the Successor company at fair value, which resulted in a gain of $328.4 million included in Reorganization items, net ($328.3 million) and Loss from discontinued operations net of tax ($0.1 million) in the company’s consolidated statements of earnings (loss) for the nine months ended September 30, 2012, and the elimination of the Predecessor company’s equity accounts pursuant to fresh start accounting.

Reorganization Items, Net

Expenses (including professional fees), realized gains and losses, and provisions for losses resulting from reorganization activities are reported separately from ongoing operations of the business in the consolidated statement of earnings (loss) as Reorganization items, net. Interest expense isn’t a reorganization item.

26	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The components of reorganization items, net for the three months ended December 31, 2012 and the nine months ended September 30, 2012, were as follows:

Reorganization items, net	Three months ended December 31, 2012	Nine months ended September 30, 2012
Professional fees ¹	$1.8	$24.7
Gain due to plan of arrangement adjustments ²	1.4	(456.0)
Gain due to fresh start accounting adjustments ³	–	(328.3)
DIP financing costs [4]	–	3.8
Acceleration of ABL financing costs [5]	–	3.3
Provision for repudiated lease contract [6]	–	7.0
Write-off of debt discount, modification and issuance costs [7]	–	(11.0)
Adjustment to pre-petition accounts payable [8]	–	(4.8)
Adjustment to other post-employment benefits	–	2.4
Provision for labour union claims [9]	–	91.8
Other	–	0.2
Reorganization items, net from continuing operations	3.2	(666.9)
Gain due to plan of arrangement adjustments ²	1.0	(7.1)
Gain due to fresh start accounting adjustments ³	–	(0.1)
Adjustment to pre-petition accounts payable	–	(1.9)
Provision for repudiated coal contract [6]	–	4.3
Reorganization items, net from discontinued operations	1.0	(4.8)
Total	$4.2	$(671.7)

1	Professional fees directly related to the creditor protection proceedings, ongoing monitoring and establishment of a reorganization plan, including legal, consulting and other professional fees.

2	See discussion under Plan of arrangement adjustments above.

3	See discussion under Fresh start accounting adjustments above.

4	DIP financing costs incurred in connection with entering into the DIP Credit Agreement, including commitment fees.

5	Pursuant to the creditor protection proceedings, the company’s former ABL Facility was replaced by the DIP Credit Facility which resulted in the acceleration of the remaining deferred unamortized financing costs on the ABL Facility to the consolidated statements of earnings (loss).

6	The company repudiated on a lease contract at its paper recycling operation which was closed in 2010, resulting in a $7.0 million adjustment to the allowed claims amount. The company repudiated on a coal contract at its Snowflake mill, discontinued on September 30, 2012, which resulted in adjustments for allowed claims of $4.3 million.

7	The company’s secured and unsecured pre-petition debt balances were adjusted to the allowed claims amounts, defined as the outstanding principal plus accrued and unpaid interest, which resulted in the write-off of the unamortized discount, modification and debt issue costs on the 2014 Notes and 2016 Notes.

8	The company’s pre-petition accounts payable were adjusted to the allowed claims amount.

9	The labour unions at the company’s Canadian mills submitted unsecured claims with respect to the June 25, 2012 creditor vote on the Plan. These claims were based on the estimated present value of the five-year wage and benefit reductions agreed to in the new labour agreements that went into effect on May 1, 2012. These claims, which were under dispute at the time of the approval of the Plan, were subsequently allowed by the Court, resulting in a provision for $91.8 million.

CATALYST PAPER 2012 ANNUAL REPORT	27

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Liabilities Subject to Compromise

As of December 31, 2012 and September 30, 2012, the company had no liabilities subject to compromise due to its emergence from creditor protection proceedings on September 13, 2012.

7.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The company reviews its long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The company tests for impairment using a two-step methodology as follows:

(i)	determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii)	if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 68% of total assets as at December 31, 2012. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

2012

The company did not identify any impairment indicators related to its continuing operations subsequent to establishing an enterprise value and applying fresh start accounting as of September 30, 2012 and therefore did not conduct an impairment test as of December 31, 2012.

For its discontinued operations the company recognized impairment, severance and other closure costs of $11.0 million for the three months ended December 31, 2012 and $8.7 million for the nine months ended September 30, 2012, as disclosed in note 9, Assets held for sale and discontinued operations.

2011

The company recorded impairment and other closure costs of $823.6 million in 2011, consisting of an impairment charge of $660.2 million on the assets of its Canadian operations, $161.8 million on the assets of its Snowflake mill, net closure costs of $0.5 million related to the company’s discontinued paper recycling operation and $1.1 million related to a revised estimate for future landfill rehabilitation cost in respect of the landfill located at the company’s discontinued Elk Falls mill.

The following table provides the components of the impairment and other closure costs:

Buildings, plant and equipment	$801.1
Land	10.8
Operating and maintenance supplies and spare parts inventory	10.1
822.0
Other closure costs – operating lease at paper recycling operation	0.5
Other closure costs – Elk Falls landfill rehabilitation estimate	1.1
Total	$823.6
Classification in consolidated statement of earnings (loss):
Impairment and other closure costs	$661.8
Loss from discontinued operations net of tax	161.8
$823.6

28	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Continuing operations

In respect of the company’s Canadian operations, impairment of $660.2 million was recorded on December 31, 2011 on buildings, plant and equipment. During the fourth quarter of 2011, continuing declines in current and forecast prices for newsprint, directory markets and pulp indicated a probable impairment of the Canadian operations. Two asset groups were identified for the purpose of the impairment analysis; pulp assets and paper assets. Paper assets in aggregate were treated as one asset group as the company’s paper machines are capable of running various grades and can be reconfigured to switch from one paper production such as newsprint to directory or specialty.

The company conducted step (i) of the impairment test to determine whether the carrying value of the assets of its Canadian operations were recoverable. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. The useful life of the company’s assets was estimated at 11 years for its pulp and paper assets. Product sales prices and foreign exchange assumptions for 2012 of CDN$1.00 = US$0.99 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2013 to 2015 were based on independent, published market forecasts. The foreign exchange assumption was CDN$1.00 = US$0.97 in 2013 strengthening to CDN$1.00 = US$1.02 by 2015. Product sales prices and foreign exchange rate assumptions for 2016 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long-term expected foreign exchange rate of CDN$1.00 = US$0.99. Step (i) of the impairment test demonstrated that impairment charges on the company’s pulp and paper assets were required as the carrying values of the pulp asset group and paper asset group exceeded the estimated undiscounted cash flows that will be generated by each respective group.

The company estimated the fair value of its pulp and paper assets on December 31, 2011 by discounting estimated future cash flows from the use and eventual disposal of its long-lived assets and net working capital to present value. A discount rate of 11% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets. Impairment of $660.2 million was recognized on the assets of the company’s Canadian operations, based on the excess of the aggregate carrying values of the pulp and paper asset groups compared to their estimated fair values. The impairment reduced the carrying value of the company’s pulp assets by $83.5 million and the company’s paper assets by $576.7 million. The impairment charges were allocated to individual assets on a pro rata basis.

The company recorded a $0.3 million impairment recovery in the second quarter and a $0.4 million impairment recovery in the third quarter in respect of a lease obligation recognized in 2010 due to the discontinuation of the company’s paper recycling operation located in Coquitlam, British Columbia. These recoveries represented changes in estimated utility charges, insurance and property tax on the water lot lease from what was originally anticipated in 2010. On December 31, 2011, $1.2 million impairment expense was accrued in respect of this lease obligation. This additional accrual was based on unfavourable changes to certain key assumptions that support the measurement of the obligation. The lease obligation of $10.1 million of which $2.3 million is in Accounts payable and accrued liabilities and $7.8 million is in Other long-term obligations.

The company recorded a $1.1 million impairment charge related to the future rehabilitation of the landfill located at the discontinued Elk Falls mill. This charge was based on a revised site remediation estimate obtained in the fourth quarter from an independent third party, and represents the incremental environmental liability, on a discounted basis, that was accrued based on this estimate. It is the company’s accounting policy to capitalize the cost associated with environmental liabilities as property, plant and equipment. The company concluded that, based on the closure and impairment of Elk Falls’ assets in 2010, future economic benefits are unlikely, and therefore, this amount was charged as impairment and other closure costs.

CATALYST PAPER 2012 ANNUAL REPORT	29

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Discontinued operations

In respect of the company’s Snowflake, Arizona mill, impairment of $151.0 million was recorded on September 30, 2011 on buildings, plant and equipment and operating maintenance supplies and spare parts inventory. Current and historical operating and cash flow losses plus forecasted continuing losses indicated probable impairment of these assets. A recoverability analysis was performed, and on the basis of this analysis, the carrying value of these assets was fully impaired. On December 31, 2011, $10.8 million impairment was recorded on Snowflake’s land on the basis of an appraisal, dated January 3, 2012, obtained from an independent third party real estate appraiser. On September 30, 2012, the Snowflake mill was permanently closed, and on January 30, 2013, the assets of the Snowflake mill and the shares of The Apache Railway Company (Apache Railway) were sold (see note 9, Assets held for sale and discontinued operations).

2010

As a result of the decision to permanently close the company’s Elk Falls paper mill and paper recycling operation in September 2010, the company recorded a $304.2 million charge for related impairment, severances and other closure costs. The Elk Falls mill had been indefinitely curtailed since February 2009 and the paper recycling facility was indefinitely idled in February 2010.

The following table provides the components of the impairment, severances and other closure costs:

Property, plant and equipment	$272.5
Operating and maintenance supplies and spare parts inventory	20.3
292.8
Less: impairment previously recorded on paper assets (prior to announcement of permanent closure)	(12.0)
Severances	9.7
Other closure costs – operating lease at paper recycling operation	13.7
Total	$304.2
Classification in consolidated statement of earnings (loss):
Impairment and other closure costs	$294.5
Restructuring	9.7
$304.2

During the fourth quarter of 2010, the company assessed whether there were any impairment indicators present that would require the company to perform a detailed recovery test with respect to its pulp and paper assets. The company determined that there were no new impairment indicators at the end of 2010 compared to the impairment indicators that existed at the end of 2009. As a result, the company reviewed its detailed recovery test performed at the end of 2009 and determined that the cash flow analysis performed at that time on the company’s assets still in operation at the end of 2010 (excluding Elk Falls and the paper recycling operation shut down in 2010) indicated a significant excess of undiscounted cash flows over the net book value of the assets. In addition, the company reviewed the major assumptions used in the 2009 detailed recovery test and determined that, on an overall basis, the assumptions used were more conservative than the assumptions that would be used in a new impairment test. On that basis, the company determined that a new detailed recovery test was not required for 2010.

30	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

8.	VARIABLE INTEREST ENTITIES

The company has a 50.001% interest in PREI and consolidates 100% of it as PREI is a VIE in which the company is the primary beneficiary. PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 megawatts. The company generally purchases 100% of the power generated by PREI.

The company has limited access to PREI’s financial assets, which generally take the form of interest on loans, management fees and earnings distributions based on the company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI.

As disclosed in note 2, Creditor protection proceedings, the company must sell its interest in PREI, and in accordance with the Plan, distribute up to 50% of the net proceeds to its creditors. On February 13, 2013, the company agreed to the sale of its interest in PREI, subject to Court approval, to Powell River Energy Trust, a Brookfield Renewable affiliate, for proceeds of $33.0 million. Powell River Energy Trust currently holds the other 50% stake in PREI. The company is required under the Plan to offer its portion of the proceeds from the sale of PREI to the holders of Floating Rate Notes as partial settlement at par of this debt. In accordance with a power purchasing agreement which expires in 2016, with possible extension to 2021 at the discretion of the company, the company will continue to purchase all electricity generated by PREI subsequent to the sale, which is expected to be completed in the first quarter of 2013 subject to various closing conditions.

Condensed financial information with respect to PREI is as follows:

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010
Condensed statements of earnings (loss)
Sales – affiliate [1]	$4.7	$15.6	$23.4	$20.5
Cost of sales, excluding depreciation and amortization	2.1	5.1	7.0	6.5
Depreciation and amortization	1.9	3.9	13.4	7.4
	4.0	9.0	20.4	13.9
Operating earnings	0.7	6.6	3.0	6.6
Interest expense	(2.4)	(7.3)	(8.9)	(8.8)
Interest expense – affiliate [1]	(0.9)	(2.5)	(2.4)	(2.1)
Other income (expense), net	(0.3)	(4.0)	–	0.1
Reorganization items, net	(1.3)	55.6	–	–
Income tax recovery (expense)	1.1	(11.9)	3.0	1.6
Net earnings (loss)	(3.1)	36.5	(5.3)	(2.6)
Other comprehensive income	–	0.1	0.1	0.2
Total comprehensive income (loss) [2]	$(3.1)	$36.6	$(5.2)	$(2.4)

CATALYST PAPER 2012 ANNUAL REPORT	31

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Condensed balance sheets
Current assets
Cash and cash equivalents	$6.6	$6.9	$6.0
Other	2.7	3.4	3.1
Property, plant and equipment	147.0	145.9	95.5
	$156.3	$156.2	$104.6
Current liabilities
Accounts payable and accrued liabilities	$13.1	$8.5	$4.7
Long-term debt (note 18)	113.8	113.8	113.8
Long-term debt – affiliate [1]	20.8	20.8	20.8
Deferred income taxes	23.6	24.6	12.7
Deficit [2]	(15.0)	(11.5)	(47.4)
	$156.3	$156.2	$104.6

[1]	Balances with Catalyst Paper Energy Holdings Inc., a subsidiary of Catalyst Paper Corporation.
[2]	50% is included in the company’s non-controlling interest (deficit) balances.

The company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or, if the entity is a VIE, whether the company is the primary beneficiary. The company has entered into a building lease agreement with this potential VIE whereby the company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. The principal amount of the mortgage was $3.0 million on December 31, 2012 and $3.4 million on September 30, 2012 (2011 – $4.8 million). This agreement does not increase the company’s liability beyond the obligation under the building lease.

9.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Closure and Sale of Snowflake Mill

On January 30, 2013 the company completed the U.S. Court approved sale of the assets of the Snowflake facility and the shares of Apache Railway to an acquisition vehicle organized by Hackman Capital and its affiliates for US$13.5 million and other non-monetary consideration. The assets of the Snowflake facility that were sold included approximately 19,000 acres of land, equipment and other assets associated with the paper mill. The mill, which is located in northeastern Arizona, was permanently shut on September 30, 2012. The decision to close the mill was driven by continued financial losses resulting from intense supply input and market pressures. The closure resulted in impairment and other closure costs of $19.7 million in 2012 for, among other things, severance, environmental obligations, and inventory write-offs. Closure costs also included an estimated withdrawal liability of US$11.7 million due to the PACE Industry Union-Management Pension Fund, a multi-employer pension plan the company contributed to on behalf of hourly employees at the Snowflake mill. The company had accrued US$3.5 million in the third quarter for this withdrawal liability, which reflected the most recent estimate of this liability based on the plan’s funding deficit as of December 31, 2008. The company received a new liability estimate of US$11.7 million in the fourth quarter from the United Steelworkers (USW). The company is in the process of verifying the actuarial information used to calculate this estimated withdrawal liability. The Snowflake mill was a component of the company that was held for sale on September 30, 2012 and, therefore, it was reported as a discontinued operation.

32	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Other assets held for sale

The agreement that had been reached with Pacifica Deep Sea Terminals Inc. to sell the Elk Falls site was terminated in December 2012. A non-refundable prepayment of a portion of the purchase price was received and the transaction timeline was extended multiple times up to the ultimate deadline of December 18, 2012. The company continues to actively market the Elk Falls property.

The company has reached an agreement-in-principle to sell its 13.4 hectare wastewater treatment facility located at its Port Alberni mill along with 3.9 hectares of land combined with a road dedication for proceeds of $5.8 million. The company will settle the mortgage receivable from PRSC Limited Partnership and sell its interest in PRSC Land Developments Ltd. for proceeds of approximately $3.0 million. The company continues to actively market its remaining poplar plantation land. All of these assets and associated liabilities were reported as held for sale in the consolidated balance sheets as of December 31, 2012 and September 30, 2012 and the company expects to complete sales transactions in respect of these assets within 12 months of the balance sheet date of December 31, 2012.

A summary of major classes of assets and liabilities classified as held for sale is as follows:

	Successor
	December 31, 2012	September 30, 2012
Cash and cash equivalents	$1.9	$0.4
Restricted cash	2.3	2.7
Accounts receivable	0.5	17.1
Inventories	0.6	5.4
Prepaids and other	–	0.5
Property, plant and equipment	24.7	25.8
Other assets	4.3	4.3
Assets held for sale	34.3	56.2
Accounts payable and accrued liabilities	15.2	14.8
Liabilities associated with assets held for sale	$15.2	$14.8

As disclosed previously, the operations of the Snowflake mill were classified as a discontinued operation. A breakdown of loss from discontinued operations, net of tax is as follows:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Sales	$4.5	$142.8	$181.8	$177.2
Cost of sales, excluding depreciation and amortization	(5.0)	(142.4)	(202.9)	(183.5)
Depreciation and amortization	–	–	(7.0)	(9.6)
Impairment, severances and other closure costs	(11.0)	(8.7)	(161.8)	–
Restructuring costs	(1.1)	–	–	–
Interest expense, net	–	(0.1)	(0.2)	(0.1)
Other income (expense), net	0.7	–	(4.4)	–
Reorganization items, net (note 6)	(1.0)	4.8	–	–
Income tax expense	–	–	(1.0)	(3.5)
Loss from discontinued operations, net of tax	$(12.9)	$(3.6)	$(195.5)	$(19.5)

CATALYST PAPER 2012 ANNUAL REPORT	33

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The following tables provide the components of impairment, severances and other closure costs for the three months ended December 31, 2012 and the nine months ended September 30, 2012:

Three months ended December 31 2012 (successor)
Amount
Severances and other closure costs
Severances	$1.6
Withdrawal liability from multi-employer plan	8.2
Other closure costs	1.2
$11.0

Nine months ended September 30 2012 (predecessor)
Amount
Impairment
Operating and maintenance supplies and spare parts	$0.5
Raw materials	0.6
1.1
Severances and other closure costs
Severances	3.2
Withdrawal liability from multi-employer plan	3.4
Other closure costs	1.0
$8.7

Subsequent to the closure of the Snowflake mill, the company recognized an impairment charge to reduce the book value of remaining inventory to the estimated salvage value. In addition to severance, the company recognized obligations related to environmental remediation, dismantlement and other closure costs.

10.	RESTRICTED CASH

Restricted cash includes $0.2 million collateral held against letters of credit. Cash collateral is held at a rate of 105% of letters of credit. These letters of credit were recognized under the former ABL Facility in effect prior to the CCAA proceedings, but are not presently recognized in the calculation of the available balance under the new ABL Facility. Restricted cash also includes $0.5 million cash held in trust pending the outcome of an arbitration case.

34	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

11.	ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Trade receivables	$94.7	$121.9	$115.1
Less: allowance for doubtful accounts	(2.2)	–	(2.0)
	92.5	121.9	113.1
Sales taxes receivable	12.6	12.7	7.5
Pulp and Paper Green Transformation Program receivable	–	–	6.9
Other receivables	8.9	6.2	7.4
	$114.0	$140.8	$134.9

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 18, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

12.	INVENTORIES

The components of inventories are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Finished goods
Specialty printing papers	$22.3	$31.1	$28.6
Newsprint	7.7	7.8	9.1
Pulp	3.9	3.0	7.8
Total finished goods	33.9	41.9	45.5
Work-in-progress	0.9	0.9	1.1
Raw materials – wood chips, pulp logs and other	23.1	21.1	26.3
Operating and maintenance supplies and spare parts	67.1	67.6	74.0
	$125.0	$131.5	$146.9

The company had applied write-downs to finished goods inventory of $0.1 million on December 31, 2012 and $0.3 million on September 30, 2012 (December 31, 2011 – $2.1 million) and to raw materials inventory of $0.8 million on December 31, 2012 and $2.0 million on September 30, 2012 (December 31, 2011 – $4.5 million).

Inventories are pledged as collateral against the long-term debt of the company. See note 18, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

CATALYST PAPER 2012 ANNUAL REPORT	35

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

13.	PREPAIDS AND OTHER

The components of prepaids and other are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Property taxes, insurance and licences	$3.2	$6.7	$2.0
Derivative financial instruments	–	–	2.5
Deferred income tax assets (note 21)	–	–	13.1
Other	5.7	6.3	2.4
	$8.9	$13.0	$20.0

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 18, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

14.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	As at December 31, 2012 (successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$224.5	$2.7	$221.8
Pulp	9.8	0.1	9.7
Machinery and equipment
Specialty printing papers and newsprint	384.9	9.9	375.0
Pulp	5.3	0.2	5.1
	$624.5	$12.9	$611.6

	As at September 30, 2012 (successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$221.7	$–	$221.7
Pulp	9.6	–	9.6
Machinery and equipment
Specialty printing papers and newsprint	379.5	–	379.5
Pulp	3.3	–	3.3
	$614.1	$–	$614.1

36	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

	As at December 31, 2011 (predecessor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$574.6	$396.0	$178.6
Pulp	98.8	96.3	2.5
Machinery and equipment
Specialty printing papers and newsprint	2,756.2	2,568.7	187.5
Pulp	785.2	767.5	17.7
	$4,214.8	$3,828.5	$386.3

Machinery and equipment with a net carrying amount of $7.3 million on December 31, 2012 and $7.5 million on September 30, 2012 (2011 – $9.6 million) were held under capital leases. These assets had a cost of $7.5 million on December 31, 2012 and September 30, 2012 (2011 – $15.1 million) and accumulated depreciation and amortization of $0.2 million on December 31, 2012 and $nil million on September 30, 2012 (2011 – $5.5 million).

Interest capitalized in connection with capital projects was $nil for both 2012 and 2011.

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 18, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

15.	GOODWILL

Goodwill recorded by the company represents the excess of the enterprise value determined under fresh start accounting over the amount assigned to specific assets and liabilities of the company.  The amount represents the present value of the future economic benefits available to the company from tax attributes available in the company. The tax attributes consist primarily of the excess of tax basis over net book value of depreciable assets that have no expiration date.

16.	OTHER ASSETS

The components of other assets are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Deferred financing costs	$9.0	$9.8	$11.8
Deferred charges and other	1.8	1.9	9.9
Derivative financial instruments	–	–	2.5
Accrued benefit asset – pension plan (note 19)	0.2	0.2	0.2
	$11.0	$11.9	$24.4

Other assets are pledged as collateral against the long-term debt of the company. See note 18, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

CATALYST PAPER 2012 ANNUAL REPORT	37

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

17.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Trade payables	$54.4	$50.9	$81.7
Accrued payroll and related liabilities	23.6	21.8	32.7
Accrued interest	11.7	5.6	33.2
Accrued benefit obligation – pension plan (note 19)	7.4	7.3	6.9
Accrued benefit obligation – other employee future benefit plans (note 19)	5.8	5.3	6.8
Property taxes, including taxes in arrears, interest and related parties	–	–	0.7
Restructuring (note 24)	0.3	0.4	1.2
Lease obligation – paper recycling – current portion	–	–	2.3
Payables related to capital projects	3.9	0.9	3.7
Other	6.7	5.3	5.3
	$113.8	$97.5	$174.5

38	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

18.	LONG-TERM DEBT

The company’s long-term debt at December 31 is listed below.

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
Recourse	2012	2012	2011
Floating rate senior secured notes, due September 2016 (US$35.0 million)	$33.9	$33.4	$–
Senior secured notes, 11.0% due October 2017 (US$250.0 million)	248.7	245.9	–
Senior notes, 7.375% due March 2014 (US$250.0 million)	–	–	256.4
Senior secured notes, 11.0% due December 2016 (US$280.4 million)	–	–	285.2
Modification – difference in carrying value of 8.625% and 11.0% senior secured notes (US$38.3 million) on exchange	–	–	31.2
Class B senior secured notes, 11.0% due December 2016 (US$110.0 million)	–	–	98.5
	282.6	279.3	671.3
Revolving asset-based loan facility of up to $175.0 million due July 2017	24.0	64.0	–
Revolving asset-based loan facility of up to $175.0 million due May 2016	–	–	48.0
Capital lease obligations	8.2	8.5	9.2
	314.8	351.8	728.5
Non-recourse (note 8)
First mortgage bonds, 6.447% due July 2016	95.0	95.0	95.0
Subordinated promissory notes	18.8	18.8	18.8
	113.8	113.8	113.8
Total debt	428.6	465.6	842.3
Less: current portion	(6.6)	(6.7)	(466.8)
Total long-term debt	$422.0	$458.9	$375.5

Significant changes to long-term debt in 2012

On September 13, 2012 as part of the implementation of the Plan and emergence from creditor protection, the Successor company issued US$250.0 million of new senior secured notes (2017 Notes). The 2017 Notes, issued to holders of the Predecessor company’s 2016 Notes, have a maturity date of October 30, 2017, and bear interest, payable semi-annually, at a rate of 11% per annum in cash or, at the option of the company, 13% per annum payable 7.5% cash and 5.5% PIK. The PIK portion of the interest will consist of newly issued senior secured notes that will be governed by the indentures of the 2017 Notes and will have identical maturity, covenants, interest, collateral and other characteristics as the 2017 Notes. In 2012, the company elected to pay interest due on the 2017 Notes in cash.

CATALYST PAPER 2012 ANNUAL REPORT	39

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

In addition to the above, the indentures governing the 2017 Notes make provision for:

–	an annual cash flow sweep, subject to a minimum liquidity threshold; any amounts paid to holders of the 2017 Notes from the cash flow sweep will be used to pay down the principal amount of the 2017 Notes at par value;

–	the company issuing up to an additional US$75.0 million in principal amount of identical senior secured notes, subject to the consent of holders of 75.0% in principal amount of 2017 Notes if the company’s secured debt to EBITDA ratio, pro forma for the issuance of the additional senior secured notes, exceeds 3.0 times; and

–	the company repurchasing the 2017 Notes for 103% of their principal amount until December 15, 2013 and 100% thereafter.

On September 13, 2012 the company secured exit financing consisting of a new ABL Facility and the issuance of Floating Rate Notes. The $175.0 million ABL Facility, which replaced the DIP Credit Facility the company had access to while under creditor protection, matures on the earlier of July 31, 2017, and 90 days prior to maturity of any significant debt. A financial covenant requires the company to maintain a minimum fixed charge coverage ratio of 1.0:1.0 if excess availability under the Facility is below $22 million; at December 31, 2012, the fixed charge coverage ratio was 0.4:1.0 for purposes of this covenant.

The US$35.0 Floating Rate Notes have a maturity date of September 13, 2016, and can be prepaid in whole or in part at any time prior to September 13, 2013, at a redemption price of 103%, on or after September 13, 2013, and prior to September 13, 2014, at a redemption price of 102%, and on or after September 13, 2014, at a redemption price of 100% of the aggregate principal amount outstanding. The Floating Rate Notes bear interest, payable quarterly, at 10.0% plus three-month LIBOR per annum, with a floor set for the floating LIBOR component of 3.0%.

The company secured a DIP Credit Facility, which replaced its former ABL Facility, as part of the creditor protection proceedings. The DIP Credit Facility had an 18-month maturity and a maximum draw of approximately $175 million. Maximum availability was subject to certain terms and conditions that the DIP lenders agreed to provide to Catalyst during the CCAA proceedings. The security for the DIP Credit Facility consisted of a first charge on the accounts receivable, inventory and cash of the company (collectively, the DIP First Charge Collateral) and a second charge on the 2016 Notes First Charge Collateral.

Significant changes to long-term debt in 2011

On December 15, 2011 the company withheld an interest payment of US$21.5 million due on that date on its 2016 Notes, electing to take advantage of a 30-day grace period stipulated in the note indentures. The interest deferral represented a covenant violation on December 31, 2011 under the indentures governing the 2016 Notes. However, the covenant violation didn’t result in a default on the 2016 Notes on December 31, 2011, due to the 30-day grace period that was in force. Per the terms of the company’s former ABL Facility, the covenant violation on the 2016 Notes would have resulted in a cross-default on the ABL Facility had it not been for a 30-day waiver obtained from the ABL lenders. The covenant violation, which remained uncured on the date of the commencement of the creditor protection proceedings on January 31, 2012, resulted in a reclassification of the $414.9 million outstanding on the 2016 Notes and the $48.0 million balance drawn on the ABL Facility on December 31, 2011 as current debt.

On May 31, 2011 the company amended its former ABL Facility, reducing the size of the Facility to $175 million, from $330 million, in part due to working capital levels which have been lower since the closure of the Elk Falls mill. The maturity date was extended to May 31, 2016, from August 13, 2013. In addition, the fixed assets of the Snowflake mill were no longer part of the borrowing base and became first lien security under the company’s 2016 Notes thereby increasing the first lien basket under those notes by $60 million.

On February 11, 2011, the company redeemed the outstanding 8.625% senior unsecured notes of US$26.0 million, due June 2011 (2011 Notes).

40	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Significant terms, conditions and covenants

The indentures governing the company’s senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. Collateral provided on the 2017 Notes consists of a first charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Floating Rate Notes, and (ii) the ABL First Charge Collateral, as described below (2017 Notes First Charge Collateral), and a second charge on the senior collateral charge on the Floating Rate Notes and the ABL First Charge Collateral. The Floating Rate Notes are secured by a charge on the assets of the company that ranks senior to the lien securing the 2017 Notes (Floating Rate Notes First Charge Collateral). The indentures governing the Floating Rate Notes and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company cannot meet a fixed charge coverage ratio of 2.0:1.0. The company’s fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 0.9:1.0 at December 31, 2012 and 0.4:1.0 at September 30, 2012.

Under the indentures for the Floating Rate Notes and the 2017 Notes, permitted debt includes, among other things, (a) debt arising under the ABL Facility, subject to certain limitations; (b) debt under the Floating Rate Notes, additional senior secured notes issued under the PIK interest option, and the issuance of up to US$75.0 million additional senior secured notes, subject to certain limitations; (c) purchase money debt and capitalized lease obligations in an aggregate principal amount outstanding not to exceed $15.0 million; (d) a general basket of $25.0 million; (e) debt incurred under interest rate agreements, currency agreements, and reimbursement obligations related to undrawn standby letters of credit, subject to certain limitations; (f) debt in respect of completion guarantees, bid, performance, surety or appeal bonds, subject to certain limitations; (g) a $5.0 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds; (h) debt equal to 200.0% of the net cash proceeds from the issue or sale of capital stock or capital contributions, subject to certain limitations; and (i) debt incurred as full or partial payment of any asset acquisition, or if debt constitutes acquired debt, subject to, among other things, the company’s consolidated fixed charge coverage ratio being equal or higher after the asset acquisition than immediately before. The company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $33.6 million as at December 31, 2012 and $nil million as at September 30, 2012.

The security for the ABL Facility consists of a first charge on accounts receivable, inventory and cash of the company (ABL First Charge Collateral) and a second charge on the 2017 Notes First Charge Collateral. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at December 31, 2012, included reserves for a landlord waiver reserve in respect of rent of approximately $2.3 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.1 million, a reserve for credit insurance deductibles of $2.0 million, a reserve of $1.3 million for employee source deductions, a reserve for workers compensation of $0.3 million, and a purchasing card reserve of $0.2 million. The borrowing base at September 30, 2012, included reserves for a landlord waiver reserve in respect of rent of approximately $2.3 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $2.7 million, a reserve for credit insurance deductibles of $2.0 million, a reserve of $1.3 million for employee source deductions, and a reserve for workers compensation of $0.3 million.

CATALYST PAPER 2012 ANNUAL REPORT	41

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

On December 31, 2012 the company had $78.9 million available under the ABL Facility after deducting outstanding drawings of $24.0 million and outstanding letters of credit of $22.3 million, before potential application of the springing fixed charge coverage ratio. On September 30, 2012, the company had $82.2 million available under the ABL Facility after deducting outstanding drawings of $64.0 million and outstanding letters of credit of $17.8 million, before potential application of the springing fixed charge coverage ratio. The company also had cash on hand of $18.5 million on December 31, 2012 and $12.6 million on September 30, 2012, and restricted cash of $3.0 million on December 31, 2012 and $6.4 million on September 30, 2012.

The company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes on December 31, 2012 and September 30, 2012.

Non-recourse debt is debt owed by the company’s subsidiary PREI. The company has a 50.001% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the company is the primary beneficiary.

Scheduled total debt repayments

	Recourse debt	Non-recourse debt (PREI)
2013	$6.6	$–
2014	1.6	–
2015	–	–
2016	34.8	95.0
2017	272.7	–
Thereafter	–	18.8
	$315.7	$113.8

The company’s long-term debt is recorded at amortized cost. The following table provides information about management’s best estimate of the fair value of the company’s debt:

	Successor				Predecessor
	December 31, 2012		September 30, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	$314.8	$262.5	$351.8	$351.8	$728.5	$279.5
Non-recourse	113.8	113.8	113.8	113.8	113.8	124.7

The fair value of the company’s long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments. The fair value of the company’s recourse debt related to the ABL Facility and non-recourse debt related to the first mortgage bonds is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity. In measuring fair value, the company incorporates credit valuation adjustments to appropriately reflect its own non-performance risk, where appropriate.

19.	EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments.  Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue future benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

42	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The company provides other benefit plans consisting of provincial medical plan premiums, life insurance, extended health care and dental benefits to employees.  In February 2010, the company announced changes to its benefit plans for current retirees which included the replacement of the current extended health benefits program with provision of the lower cost program available to employees in active employment. The reduction in the benefit obligation resulting from the plan changes of $21.3 million was recognized as a negative plan amendment in 2010. The company also made the decision to permanently close Elk Falls mill in 2010 (note 7) and the related reduction in the benefit obligation from the plan curtailment amounting to $9.7 million was recognized with a corresponding increase to other comprehensive income.

Certain extended health benefits with an actuarial value of $24.8 million as of September 30, 2012 were compromised under the Plan.

Defined contribution plans

For the defined contribution segment, the company’s contributions are based on a percentage of an employee’s earnings with the company’s funding obligations being satisfied upon crediting contributions to an employee’s account. The pension expense under the defined contribution payment is equal to the company’s contribution.

Defined benefit plans

The defined benefit segment provides a pension based on years of service and earnings. Benefits accrued under the defined benefit segment of the plan for service prior to January 1, 2010 will remain in the defined benefit plan and will continue to be eligible for future salary growth and early retirement subsidies.

The company offered members of its defined benefit pension plan for salaried employees a one-time reduced lump-sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012, and have until June 30, 2013 to revoke such elections in favour of continuing to receive retirement benefits in the form of a monthly pension. As of March 5, 2013, the company had received elections for 42% of the total membership and 48% of the total solvency liability. As of March 5, 2013, the future impact of the portability election on the projected benefit obligations and fair value of plan assets of the company are impossible to estimate due to the revocation option, and therefore, were not reflected in the actuarial valuation of projected benefit obligations and fair value of plan assets as of December 31, 2012.

The company measured the fair value of plan assets and the projected benefit obligations of the Successor company for accounting purposes on December 31, 2012 and September 30, 2012 with the assistance of its independent actuaries. Changes in the funding status of these plans not recognized in net periodic benefit costs were reflected as an adjustment to Accumulated other comprehensive income (loss). Subsequent to the closure of the Snowflake mill, the company no longer has a projected benefit obligation under the Snowflake Salaried Retiree Medical and Life Insurance Plan.

CATALYST PAPER 2012 ANNUAL REPORT	43

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Components of net periodic benefit cost recognized

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
Pension benefit plans	2012	2012	2011	2010
Defined benefit plan
Service cost for the period	$0.2	$1.0	$1.4	$2.1
Interest cost	3.7	12.3	17.7	20.5
Expected return on assets	(3.6)	(11.2)	(16.5)	(16.2)
Recognition (reversal) of downsizing program	–	(0.2)	1.7	–
Amortization of unrecognized items:
Actuarial (gains) losses	–	6.4	7.9	6.3
Prior service costs	–	0.3	0.4	0.4
	0.3	8.6	12.6	13.1
Defined contribution plan
Service cost for the period	0.7	2.4	3.4	3.5
Multi-employer industry-wide pension plan service cost for the period	2.0	7.5	10.1	9.8
Net periodic benefit cost for pension benefit plans	$3.0	$18.5	$26.1	$26.4

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010
Other benefit plans
Service cost for the period	$0.4	$1.0	$1.3	$2.0
Interest cost	1.5	5.3	7.6	10.0
Amortization of unrecognized items:
Actuarial (gains) losses	–	0.1	0.4	0.2
Prior service credits	–	(2.8)	(3.7)	(3.6)
Net periodic benefit cost for other benefit plans	$1.9	$3.6	$5.6	$8.6

44	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Change in projected defined benefit plan obligation and fair value of plan assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans			Other benefit plans
	Successor	Predecessor		Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Year ended	Three months ended December 31	Nine months ended September 30	Year ended
	2012	2012	2011	2012	2012	2011
Change in benefit obligation
Projected benefit obligation at beginning of period	$393.9	$383.8	$379.4	$150.8	$162.3	$154.5
Service cost for the period	0.2	1.0	1.4	0.4	1.0	1.3
Interest cost	3.7	12.3	17.7	1.5	5.3	7.6
Benefit payments	(7.8)	(22.9)	(42.8)	(1.5)	(5.6)	(6.8)
Recognition (reversal) of downsizing program	–	(0.2)	1.7	–	(1.4)	–
Elimination of extended health benefits for retirees	–	–	–	–	(24.8)	–
Actuarial losses (gains) and other adjustments	(3.5)	19.9	26.4	(2.0)	14.0	5.7
Projected benefit obligation at end of period	$386.5	$393.9	$383.8	$149.2	$150.8	$162.3

Change in plan assets
Fair value of defined benefit plan assets at beginning of period	$231.9	$226.9	$246.4	$–	$–	$–
Actual return on plan assets	4.3	13.4	1.0	–	–	–
Company contributions	4.6	14.5	22.0	1.5	5.6	6.8
Other	–	–	0.3	–	–	–
Benefit payments	(7.8)	(22.9)	(42.8)	(1.5)	(5.6)	(6.8)
Fair value of assets at end of period	$233.0	$231.9	$226.9	$–	$–	$–

CATALYST PAPER 2012 ANNUAL REPORT	45

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans			Other benefit plans
	Successor		Predecessor	Successor		Predecessor
	As at December 31	As at September 30	As at December 31	As at December 31	As at September 30	As at December 31
	2012	2012	2011	2012	2012	2011
Projected benefit obligation at end of period	$386.5	$393.9	$383.8	$149.2	$150.8	$162.3
Fair value of plan assets at end of period	233.0	231.9	226.9	–	–	–
Funded status	$(153.5)	$(162.0)	$(156.9)	$(149.2)	$(150.8)	$(162.3)

	Pension benefit plans			Other benefit plans
	Successor		Predecessor	Successor		Predecessor
	As at December 31	As at September 30	As at December 31	As at December 31	As at September 30	As at December 31
	2012	2012	2011	2012	2012	2011
Other assets (note 16)	$0.2	$0.2	$0.2	$–	$–	$–
Accounts payable and accrued liabilities (note 17)	(7.4)	(7.3)	(6.9)	(5.8)	(5.3)	(6.8)
Employee future benefits	(146.3)	(154.9)	(150.2)	(143.4)	(145.5)	(155.5)
	$(153.5)	$(162.0)	$(156.9)	$(149.2)	$(150.8)	$(162.3)

Of the total funding deficit of $153.5 million on December 31, 2012 and $162.0 million on September 30, 2012 (2011 – $156.9 million) in the company’s various defined benefit pension plans, $83.3 million as of December 31, 2012 and $90.3 million as of September 30, 2012 (2011 – $86.9 million) is related to funded defined benefit pension plans and $70.2 million as of December 31, 2012 and $71.7 million as of September 30, 2012 (2011 – $70.0 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, all of the other post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $149.2 million at December 31, 2012 and $150.8 million at September 30, 2012 (2011 – $162.3 million) is related to “pay-as-you-go” plans.

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss)

	Pension benefit plans			Other benefit plans
	Successor		Predecessor	Successor		Predecessor
	As at December 31	As at September 30	As at December 31	As at December 31	As at September 30	As at December 31
	2012	2012	2011	2012	2012	2011
Prior year service credits (costs)	$–	$–	$(2.9)	$–	$–	$25.0
Accumulated gain (loss)	4.6	–	(109.8)	2.0	–	(1.9)
Accumulated other comprehensive income (loss)	$4.6	$–	$(112.7)	$2.0	$–	$23.1

46	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Amounts before taxes included in other comprehensive income (loss)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Twelve months ended December 31
Pension benefit plans	2012	2012	2011
Amortization of employee future benefits	$–	$6.6	$8.5
Net gain (loss)	4.6	(17.4)	(41.4)
Net amount recognized in other comprehensive income (loss)	$4.6	$(10.8)	$(32.9)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Twelve months ended December 31
Other benefit plans	2012	2012	2011
Amortization of employee future benefits	$–	$(2.7)	$(3.3)
Net gain (loss)	2.0	(14.3)	(5.5)
Net amount recognized in other comprehensive income (loss)	$2.0	$(17.0)	$(8.8)

In accordance with the requirements of fresh start accounting, the amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss) were reset to nil as at September 30 2012. Accordingly, no prior service (credit) costs or actuarial (gains) losses were amortized in net benefit cost for the three months ended December 31, 2012. The accumulated actuarial (gains) losses as at December 31, 2012 are less than 10% of the greater of the accrued benefit obligation and the fair value of plan assets on December 31, 2012, and therefore, no actuarial (gains) losses will be amortized in the net benefit cost for 2013.

Estimated future benefit payments

Total cash payments for employee future benefits for the year ended December 31, 2012, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer industry-wide plan, was $38.8 million (2011 – $42.3 million). During 2013, the company expects to contribute approximately $22.7 million to all of the above pension plans and approximately $6.0 million to its other benefit plans.

In July 2011, the final true up contribution for the closure of the U.S. sales company’s benefit pension plan was made for US$5.1 million.

The following table presents estimated future benefit payments from the plans as of December 31, 2012. Benefit payments for other post-retirement benefits are presented net of retiree contributions.

	Pension benefit plans	Other benefit plans
2013	$30.6	$6.0
2014	30.5	6.3
2015	30.1	6.7
2016	29.6	7.0
2017	29.0	7.4
2018 - 2022	133.5	42.4

CATALYST PAPER 2012 ANNUAL REPORT	47

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Plan assets allocation

The asset allocation for the company’s defined benefit pension plans, by asset category, was as follows:

	Successor		Predecessor
Plan assets	As at December 31, 2012	As at September 30, 2012	As at December 31, 2011
Equity securities	56.2%	57.3%	58.5%
Fixed income securities	38.6%	37.6%	41.5%
Real estate	5.2%	5.1%	–
Total	100.0%	100.0%	100.0%

Fair value of plan assets

The following tables present information about the fair value of pension and other benefit plan assets:

		Fair value hierarchy
As at December 31, 2012 (successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.8	$2.8	$–	$–
Equity securities:
Global equity pooled funds [1]	85.5	85.5	–	–
Canadian equity pooled funds [2]	45.2	45.2	–	–
Fixed income securities:
Canadian long bond pooled funds [4]	43.7	–	43.7	–
Canadian bond pooled funds [4]	43.9	–	43.9	–
Forward currency contracts [5]	(0.1)	–	(0.1)	–
Real estate [6]	12.0	–	12.0	–
Total	$233.0	$133.5	$99.5	$–

		Fair value hierarchy
As at September 30, 2012 (successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.7	$2.7	$–	$–
Equity securities:
Global equity pooled funds [1]	84.2	84.2	–	–
Canadian equity pooled funds [2]	46.3	46.3	–	–
Fixed income securities:
Canadian long bond pooled funds [4]	43.4	–	43.4	–
Canadian bond pooled funds [4]	43.5	–	43.5	–
Forward currency contracts [5]	–	–	–	–
Real estate [6]	11.8	–	11.8	–
Total	$231.9	$133.2	$98.7	$–

48	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

		Fair value hierarchy
As at December 31, 2011 (predecessor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$7.6	$7.6	$–	$–
Equity securities:
Global equity pooled funds [1]	85.8	–	85.8	–
Canadian equity pooled funds [2]	41.9	–	41.9	–
Balanced equity pooled funds [3]	0.5	–	0.5	–
Fixed income securities:
Canadian long bond pooled funds [4]	45.8	–	45.8	–
Canadian bond pooled funds [4]	44.9	–	44.9	–
Forward currency contracts [5]	0.4	–	0.4	–
Total	$226.9	$7.6	$219.3	$–

1	This category includes investments in pooled funds that aim to achieve long-term capital growth by investing primarily in equity securities of companies that may be located anywhere in the world, excluding Canada. Fund performance is benchmarked against the MSCI World excluding Canada (Cdn$) Index.

2	This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of Canadian companies. Fund performance is benchmarked against the S&P/TSX Capped Composite Index.
3	This category includes investments in pooled funds that invest in a well-diversified, balanced portfolio of Canadian common stocks, bonds, and money market securities. The fund also holds a portion of its assets in foreign common stock. Fund performance is benchmarked against a customized index consisting of: 35% S&P/TSX Capped Composite Total Return Index, 25% Morgan Stanley Capital International World (Developed Markets) Index excluding Canada, 35% DEX Universe Bond Index and 5% DEX 30-Day T-Bill Index.
4	This category includes investments in pooled funds that invest in a well-diversified portfolio of fixed income securities issued primarily by Canadian governments and corporations. The duration range of the fund is +/- one year of the benchmark’s duration. Fund performance for Canadian bond pooled funds and Canadian long bond pooled funds is benchmarked against the DEX Universe Bond Index and DEX Long-Term Bond Index, respectively.
5	This category includes foreign currency forward contracts to partially hedge investments in equity and fixed income securities denominated in foreign currencies.
6	This category includes direct investment in office, industrial, retail and residential real estate.

Cash and cash equivalents are primarily used to pay benefits and are recorded at carrying value which approximates fair value.

Equity and fixed income securities are comprised of pooled fund trusts, the fair values of which are measured using the net asset values of the funds, as calculated by the respective investment managers, and have daily or monthly liquidity. Net asset values are determined using quoted market prices for the actively traded securities in which the fund has invested. The funds do not invest in securities that are not actively traded.

Forward currency contracts are comprised of over-the-counter instruments and their fair value is measured using the discounted difference between contractual rates and market spot rates.

CATALYST PAPER 2012 ANNUAL REPORT	49

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Multi-employer benefit plans

The following table provides information about the company’s two multi-employer pension plans:

					Contributions by Catalyst Paper [4]
					Successor	Predecessor
					Three months	Nine months
		Pension Protection		FIP / RP status	ended	ended	Year ended	Year ended
	EIN / Pension	Act Zone Status [2]		pending /	September	September	December	December	Surcharge	Expiration
Pension Fund	plan number [1]	2012	2011	Implemented [3]	2012	30, 2012	2011	2010	imposed	date [5]
Pulp and Paper Industry Pension Plans [6]	BCFIC - P085324 CRA - 0394940	Green	Green	No	$1.9	$6.8	$9.2	$8.9	No	4/30/2017
PACE Industry Union-Management Pension Fund [7]	11-6166763-001	Red	Red	Implemented	0.1	0.7	0.9	0.9	No	1/3/2014

1	Employer identification number and three digit pension plan number, if applicable.
2	Funded status on each balance sheet date presented expressed as a zone status. Green status equals at least 80% funded, yellow status equals less than 80% funded and red status equals less than 65% funded.
3	Indicates whether a funding improvement plan (FIP) or a rehabilitation plan (RP) is pending or has been implemented.
4	The company’s annual contributions to the Pulp and Paper Industry Pension Plan in each respective year were greater than 5% of total employer contributions. The company’s annual contributions to the PACE Industry Union Management Pension Fund in each respective year were less than 5% of total employer contributions.
5	Expiration date of collective bargaining agreement on December 31, 2012.
6	Plan participants are members and former members of the Pulp Paper and Woodworkers of Canada (PPWC) and the Communication Energy and Paperworkers Union (CEP).
7	Plan participants are members and former members of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (United Steelworkers or USW).

Contributions to the Pulp and Paper Industry Pension Plan are based on a percentage of earnings to a cap in hours worked and contributions to the PACE Industry Union-Management Pension Fund are based on a contribution per hour worked to a maximum cap in hours worked. The risks of participating in multi-employer plans differ from single-employer plans in the following ways:

1.	The company’s contributions to multi-employer plans may be used to provide benefits to employees of other participating employers.

2.	If a participating employer were to stop contributing to a multi-employer plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

3.	If the company chose to stop participating in a multiemployer plan, it may be required to pay an amount to that plan based on the underfunded status of the plan, referred to as a withdrawal liability.

As disclosed in note 9, Assets held for sale and discontinued operations, the closure of the Snowflake mill on September 30, 2012 resulted in the incurrence of a withdrawal liability of US$11.7 million related to the PACE Industry Union Management Pension Fund. This liability estimate, provided by the USW, is based on the plan’s funding deficit as of December 31, 2010.

As disclosed in note 7, Measurement uncertainty – impairment of long-lived assets, the company permanently closed the Elk Falls mill in 2010. This change had a significant impact on the comparability of total employer contributions to multi-employer benefit plans for the periods presented. The closure reduced the company’s employee base and resulted in a reduction in pension contributions to the Pulp and Paper Industry Pension Plan of approximately $4.5 million.

50	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Significant assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Year ended December 31
Other benefit plans	2012	2012	2011

Benefit obligations at period end,

Discount rate	4.00%	3.90%	4.40%
Rate of compensation increase	2.00%	2.00%	2.00%

Net benefit cost for the period ended,

Discount rate	3.90%	4.40%	5.00%
Rate of compensation increase	2.00%	2.00%	2.00%
Expected rate of return on plan assets	6.50%	6.75%	7.00%

Assumed health care cost trend rate at period end,

Extended health benefits:
Initial health care cost trend rate	6.00%	6.00%	6.00%
Annual rate of decline in trend rate	0.50%	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%	4.50%

Dental benefits:
Dental care cost trend rate	3.00%	3.00%	3.00%

Medical services plan benefits:
Premium trend rate	6.00% in 2012 and 4.50% thereafter	6.00% in 2011 and 2012, and 4.50% thereafter	6.00% in 2010 to 2012, and 4.50% thereafter

The discount rate for the company’s plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For December 31, 2012, September 30, 2012 and December 31, 2011, the discount rates were based on AA corporate bond yields as of those dates respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management’s best estimate regarding the long-term expected return from all sources of investment return based on the company’s target asset allocation. The 2012 expected rate of return on plan assets was 6.5% per annum, which was based on a target allocation of approximately 20% Canadian Universe bonds, which were expected to earn approximately 3.4% per annum in the long term, 20% Canadian Long bonds, which were expected to earn approximately 3.3% per annum in the long term, 18% Canadian equity securities, which were expected to earn approximately 8.0% per annum in the long term, and 37% global equity securities, which were expected to earn approximately 8.4% per annum in the long term, and 5% real estate, which were expected to earn approximately 7.5% per annum in the long term. The 2012 expected rate of return on plan assets also included a provision of 0.4% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan’s investment policy, net of investment manager fees, less a margin of 0.3% per annum for non-investment expenses expected to be paid from the plans.

CATALYST PAPER 2012 ANNUAL REPORT	51

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The company’s investment policy recognizes the long-term pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with the company’s tolerance for risk. All assets are managed by external investment firms. These firms are constrained by specific mandates and objectives and their performance is measured against appropriate benchmarks. The asset allocation for each plan is reviewed periodically and is rebalanced toward target asset mix when asset classes fall outside of a predetermined range. Portfolio risk is controlled by having fund managers comply with guidelines, by establishing and monitoring the maximum size of any single holding in their portfolios and by using fund managers with different investment styles. The portfolio includes holdings of Canadian and international equities, Canadian high-quality and high-yield fixed income securities, and cash and cash equivalents. A series of permitted and prohibited investments are listed in the company’s investment policy. The use of derivative instruments is restricted and must be in accordance with the company’s policy. Prohibited investments include categories of assets or instruments not specifically provided for in the company’s investment policy.

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for the three months ended December 31, 2012 and the nine months ended September 30, 2012:

	Other benefit plans
Three months ended December 31, 2012	Increase	Decrease
Total of service and interest cost	$0.3	$(0.2)
Accrued benefit obligation at December 31	16.9	(14.6)

	Other benefit plans
Nine months ended September 30, 2012	Increase	Decrease
Total of service and interest cost	$0.8	$(0.7)
Accrued benefit obligation at September 30	16.9	(14.6)

20.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Restructuring (note 24)	$–	$–	$0.1
Environmental and remedial	5.8	5.9	8.0
Lease obligation – paper recycling – long term	–	–	7.8
Other	3.1	3.1	3.3
	$8.9	$9.0	$19.2

52	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Asset retirement obligations

The following table provides a reconciliation of the company’s asset retirement obligations.

	Successor	Predecessor
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Balance, beginning of period	$6.2	$8.5	$7.9
Liabilities settled	(0.1)	–	(0.7)
Liabilities derecognized	–	(2.3)	–
Accretion expense	–	–	0.1
Revised estimates of future cash flows	–	–	1.2
Balance, end of period	$6.1	$6.2	$8.5

The balance sheet classification for asset retirement obligations is as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Other long-term obligations	$5.8	$5.9	$8.0
Accounts payable and accrued liabilities	0.3	0.3	0.5
	$6.1	$6.2	$8.5

21.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Canada	$(31.6)	$651.2	$(773.0)	$(400.0)
United States	8.0	1.6	(16.7)	(14.0)
Other	–	–	0.2	15.5
Earnings (loss) from continuing operations	$(23.6)	$652.8	$(789.5)	$(398.5)
Earnings (loss) from discontinued operations	$(12.9)	$(3.6)	$(194.5)	$(16.0)
Earnings (loss) before income taxes	$(36.5)	$649.2	$(984.0)	$(414.5)

CATALYST PAPER 2012 ANNUAL REPORT	53

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The income tax (recovery) expense consists of:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Canada:
Current	$–	$–	$(0.1)	$0.2
Deferred	(1.0)	(1.1)	(6.6)	(31.6)
	(1.0)	(1.1)	(6.7)	(31.4)
United States:
Current	0.1	(0.4)	0.2	(0.5)
Deferred	1.1	0.4	(2.0)	12.0
	1.2	–	(1.8)	11.5
Other:
Current	–	–	0.1	0.1
Deferred	–	–	–	–
	–	–	0.1	0.1
Total from continuing operations
Current	0.1	(0.4)	0.2	(0.2)
Deferred	0.1	(0.7)	(8.6)	(19.6)
	$0.2	$(1.1)	$(8.4)	$(19.8)
Total from discontinued operations
Current	–	–	–	–
Deferred	–	–	1.0	3.5
	$–	$–	$1.0	$3.5

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	Successor		Predecessor
	Three months ended		Nine months ended		Years ended
	December 31		September 30		December 31
	2012		2012		2011		2010
Income tax recovery at Canadian statutory income tax rates	$(9.1)	25.0%	$162.3	25.0%	$(260.8)	26.5%	$(118.2)	28.5%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	(1.8)	5.0	7.4	1.1	2.0	(0.2)	(3.2)	0.8
Difference in foreign tax rate	(0.5)	1.3	(1.0)	(0.1)	(25.4)	2.5	(4.3)	1.0
Release of deferred income taxes related to reduction in corporate income tax rates	–	–	–	–	11.3	(1.1)	13.8	(3.3)
Change in the deferred income tax estimate	–	–	–	–	(0.6)	0.1	0.3	(0.1)
Change in valuation allowance	11.9	(32.7)	(164.9)	(25.4)	265.7	(27.0)	98.3	(23.7)
Adjustment to deferred credits	–	–	(9.6)	(1.5)	–	–	(5.9)	1.4
Other	(0.3)	0.9	4.7	0.7	0.4	(0.0)	2.9	(0.7)
Income tax expense (recovery)	$0.2	(0.5)%	$(1.1)	(0.2)%	$(7.4)[1]	0.8%	$(16.3)[2]	3.9%

[1]	Included $8.4 million income tax recovery related to continuing operations and $1.0 million income tax expense related to discontinued operations

[2]	Included $19.8 million income tax recovery related to continuing operations and $3.5 million income tax expense related to discontinued operations

54	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant current deferred tax assets are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
Current	2012	2012	2011
Deferred income tax assets
Non-capital losses and temporary differences related to working capital	$1.8	$3.1	$15.6
Employee future benefits	3.3	3.4	3.3
Other	5.6	4.3	(1.9)
	10.7	10.8	17.0
Valuation allowance	(10.7)	(10.8)	(3.9)
	$–	$–	$13.1

Classification:
Prepaids and other (note 13)	$–	$–	$13.1
	$–	$–	$13.1

The tax effects of temporary differences that give rise to significant non-current deferred tax assets (liabilities) are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
Non-current	2012	2012	2011
Deferred income tax assets (liabilities)
Property, plant and equipment	$126.3	$119.7	$215.5
Non-capital loss carry-forwards	14.9	12.9	69.1
Employee future benefits	77.3	76.9	77.0
Other	4.5	3.0	11.2
	223.0	212.5	372.8
Valuation allowance	(223.0)	(212.5)	(376.4)
	$–	$–	$(3.6)

At December 31, 2012, the company has provided for a valuation allowance on its deferred tax assets of $233.7 million.

At December 31, 2012, the company had Canadian federal non-capital loss carry-forwards of $35.0 million, which expire during the period 2028 to 2032, and U.S. federal net operating loss carry-forwards of $16.4 million, which expire in 2032. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As management believes that it is more likely than not that the resulting future operations will not generate sufficient taxable income to realize all of the net deferred tax assets in Canada and the U.S., during the year, and also due to the negative evidence from the company’s three year cumulative historical performance, management recorded a valuation allowance of $6.1 million in respect of its U.S. federal net operating losses and a valuation allowance of $8.8 million in respect of its Canadian operating losses.

CATALYST PAPER 2012 ANNUAL REPORT	55

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Accounting for uncertainty in income taxes

At December 31, 2012 and September 30, 2012, the company had gross unrecognized tax benefits of $5.3 million (2011 – $5.3 million). If recognized, these tax benefits would favourably impact the company’s effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits:

	Successor	Predecessor
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Unrecognized tax benefits, beginning of period	$5.3	$5.3	$5.9
Current period tax positions	–	–	0.4
Settlements and lapse of statute of limitations	–	–	(1.0)
Unrecognized tax benefits, end of period	$5.3	$5.3	$5.3

The company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of earnings (loss). No interest expense or penalties related to unrecognized tax benefits were recorded during 2012. At December 31, 2012, there were no interest and penalties accrued in relation to uncertain tax positions in the consolidated balance sheet.

In the normal course of business, the company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2005 have been audited by the Canadian federal taxing authorities. The company’s income taxes are not currently under audit by the Canadian federal taxing authorities, by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2009 tax years expired on September 15, 2012.

22.	DEFERRED CREDITS

Reconciliation of deferred credits was as follows:

	Successor	Predecessor
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Balance, beginning of period	$–	$9.6	$9.6
Adjustment related to fresh start accounting	–	(9.6)	–
Balance, end of period	$–	$–	$9.6

56	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

23.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table contains information about the company’s AOCI, net of taxes:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Unrecognized pension and other post-retirement benefit costs	$6.6	$–	$(89.6)
Foreign currency translation adjustments, net of related hedging activities [1]	–	–	0.7
Unrecognized loss on interest rate hedges	–	–	(0.5)
	$6.6	$–	$(89.4)

1	The accumulated net adjustment is comprised of non-taxable translation gain of $nil million (2011 – $2.3 million gain) and a net revaluation of long-term debt designated as a net investment hedge of $nil million loss (2011 – $1.6 million loss), net of tax of $nil million (2011 – $nil million). Effective October 1, 2011, the company no longer designates the net revaluation of long-term debt as a net investment hedge.

24.	RESTRUCTURING

The following table provides the activity in the restructuring liability:

	Successor	Predecessor
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Balance, beginning of period	$0.4	$1.3	$3.3
Expensed in period	1.1	5.3	5.9
Disbursements	(0.6)	(6.2)	(7.9)
Balance, end of period	$0.9	$0.4	$1.3
Classification:
Accounts payable and accrued liabilities (note 17)	$0.3	$0.4	$1.2
Liabilities associated with assets held for sale	0.6
Other long-term obligations (note 20)	–	–	0.1
	$0.9	$0.4	$1.3

The following table provides restructuring liability by year of initiatives:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
2009 and prior initiatives	$0.2	$0.2	$0.2
2010 initiatives	–	–	0.1
2011 initiatives	–	–	1.0
2012 initiatives	0.7	0.2	–
	$0.9	$0.4	$1.3

CATALYST PAPER 2012 ANNUAL REPORT	57

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

2012

During the three months ended December 31, 2012, the company recorded restructuring costs of $1.1 million related to legal and consulting fees incurred in respect of the sale of the Snowflake facility subsequent to its permanent closure on September 30, 2012. This amount was included in Loss from discontinued operations net of tax in the consolidated statement of earnings (loss) for the three months ended December 31, 2012. The company incurred $5.3 million in restructuring costs for the nine months ended September 30, 2012 consisting of legal and consulting fees related to the restructuring negotiations prior to entering into the CCAA proceedings.

2011

During the year ended December 31, 2011 the company recorded restructuring costs of $5.9 million related to debt restructuring negotiations with its bondholders. The costs consisted of legal and consulting fees incurred in respect of these negotiations. The debt restructuring initiative did not result in a restructuring transaction, and on January 31, 2012 the company entered into creditor protection.

2010

During the year ended December 31, 2010 the company recorded restructuring costs of $25.3 million primarily related to severances payable to eligible employees at Elk Falls resulting from extended curtailment and permanent closure.

25.	INTEREST EXPENSE, NET

The components of interest expense, net were as follows:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Interest on long-term debt	$10.8	$59.6	$72.0	$71.5
Other	0.8	0.8	1.5	0.8
	11.6	60.4	73.5	72.3
Interest income	–	(0.1)	(0.3)	(0.4)
	$11.6	$60.3	$73.2	$71.9

26.	OTHER INCOME (EXPENSE), NET

The components of other income (expense), net, were as follows:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Fee related to bond exchange	$–	$–	$–	$(8.3)
Loss on derivative financial instruments	–	(1.2)	(3.4)	(3.6)
Foreign exchange gain (loss) on working capital balances	0.4	(7.9)	3.2	1.5
Gain (loss) on disposal of property, plant and equipment	(0.5)	6.7	0.1	7.2
Loss on fires	–	–	(2.4)	–
Other	0.2	(0.2)	0.4	0.6
	$0.1	$(2.6)	$(2.1)	$(2.6)

58	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

27.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Net earnings (loss) attributable to the company	$(35.2)	$618.4	$(974.0)	$(396.9)
Weighted average shares used in computation of basic earnings per share (in millions)	14.4	381.9	381.9	381.8
Weighted average shares from assumed conversion of dilutive options (in millions)	–	–	–	–
Weighted average shares used in computation of diluted earnings per share (in millions)	14.4	381.9	381.9	381.8
Basic and diluted earnings (loss) per share from continuing operations	$(1.55)	$1.63	$(2.04)	$(0.99)
Basic and diluted earnings (loss) per share from discontinued operations	$(0.89)	$(0.01)	$(0.51)	$(0.05)
Basic and diluted earnings (loss) per share attributable to the company’s common shareholders (in dollars)	$(2.44)	$1.62	$(2.55)	$(1.04)

28.	STOCK-BASED COMPENSATION PLANS

(a)	Details of stock-based compensation expense:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Stock option awards	$–	$–	$0.2	$0.2
Restricted share units	–	–	0.1	0.3
Deferred share units	–	–	–	–
	$–	$–	$0.3	$0.5

(b)	Stock option plans

The company had an employee share option plan in place for its key officers, former directors and employees that provided for the issuance of up to a maximum of 12.0 million common shares. All stock options were cancelled on September 13, 2012 when the company exited from CCAA proceedings.

Prior to their cancellation, the long-term component of the mid- to long-term incentive plan (MLTIP) for the company’s executives included stock options.  Vesting of the stock options granted under the MLTIP was subject to the weighted average price per share of the common shares for all sales of such shares on the Toronto Stock Exchange (TSX) over 20 consecutive trading days reaching or exceeding a price per share equal to twice the exercise price.  These options had a 10-year life, and an exercise price that was established as 25% over the weighted average price per share of the common shares for all sales of common shares on the TSX during the five consecutive trading days preceding the date of the grant of the options. These options were exercisable on or after the earlier of August 1, 2012 or on the occurrence of a change-of-control event involving the company.

CATALYST PAPER 2012 ANNUAL REPORT	59

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Options granted, other than those granted pursuant to the company’s MLTIP, had a maximum term of 10 years. These options were formerly exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless, in the case of options granted on March 28, 2007, the market price of the common shares exceeded a specified acceleration price, in which case all of the options were exercisable at that time.  In general, market price for options was determined by the weighted average price per share for all sales of common shares on the TSX on the date on which a determination of market price was required. However, market price for options granted annually to the company’s directors under the director compensation program was set 25% above the market price as calculated above.

The company applied the fair value-based method for recording share options granted to directors, officers and employees. Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Compensation expense related to performance-based options is recognized when it is probable that the performance conditions will be achieved.

As at December 31, 2012 and September 30, 2012, the total remaining unrecognized compensation cost associated with the stock options totalled $nil (2011 – $0.1 million) due to their cancellation on September 13, 2012.

The fair value of share options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2012	2011	2010
Risk-free interest rate	N/A	3.0%	2.5%
Annual dividends per share	N/A	Nil	Nil
Expected stock price volatility	N/A	74%	70%
Expected option life (in years)	N/A	10.0	10.0
Average fair value of options granted (in dollars)	N/A	$0.25	$0.06

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option. The company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.

Changes in the number of options outstanding during the years ended December 31 were as follows:

	2012		2011		2010
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)
Beginning of year	7,522,337	$0.91	7,581,693	$1.00	2,973,551	$2.72
Granted	–	–	234,000	0.38	5,080,647	0.13
Exercised	–	–	–	–	–	–
Forfeited	(54,000)	0.38	–	–	–	–
Expired or cancelled	(7,468,337)	0.91	(293,356)	2.98	(472,505)	2.37
End of year	–	$–	7,522,337	$0.91	7,581,693	$1.00

(c)	Restricted share units

The company had established a restricted share unit (RSU) plan for its former directors and key executives.  The RSU plan was cancelled on September 13, 2012 when the company exited from CCAA proceedings. Under the terms of this plan, senior executives were eligible for incentive remuneration paid to them in the form of RSUs.  Each RSU, once vested, entitled the holder to receive one common share of the company.  The fair value of RSUs was based on the market value of the company’s shares on the day of the grant.

60	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

RSUs vested in accordance with terms determined by the company, which reflected, among other things, one or more of the following factors: (i) the return to shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the corporation; (iii) other performance criteria relating to the corporation; and (iv) the length of time of service by the participant. The performance terms that the company applied to RSUs were intended to strengthen the link between the corporation’s performance and the value of the RSUs at the time that they were paid out.

Prior to their cancellation, the long-term component of the MLTIP included performance-based RSUs. Vesting of these RSUs occurred when the weighted average price per share of the company’s common shares for all sales of such shares on the TSX over 20 consecutive trading days reached or exceeded twice the price per share equal to 25% over the weighted average price per share of the common shares for all sales of common shares on the TSX during the five consecutive trading days preceding the date the RSUs were issued. These RSUs were to be paid out on the earlier of August 1, 2012 or on the occurrence of a change of control event involving the company. Compensation expense related to performance-based RSUs was recognized when it was probable that the performance conditions would be achieved.

As at December 31, 2012 the total remaining unrecognized compensation cost associated with the RSUs totalled $nil (2011 – $0.1 million) due to their cancellation on September 13, 2012.

Changes in the number of outstanding RSUs during the year ended December 31, 2012 were as follows:

	Number of shares	Weighted average fair value at grant date (in dollars)
Beginning of year	3,214,686	$0.11
Granted	–	–
Vested/exercised	–	–
Expired or cancelled	(3,214,686)	0.11
End of year	–	–

(d)	Deferred share unit plan

The company had established a deferred share unit (DSU) plan for its former directors. The DSU plan was cancelled on September 13, 2012 when the company exited from CCAA proceedings. Under the terms of this plan, directors could elect to receive their annual cash remuneration in DSUs, cash or a combination thereof. Each DSU initially had a value equivalent to the company’s weighted average share price on the TSX during the 10 consecutive trading days prior to the issuance date of the DSU. A director’s DSU account was credited with dividend equivalents in the form of additional DSUs when dividends were paid on common shares. A director could elect the date of redemption by filing an irrevocable written election with the company no later than December 15 of the calendar year commencing immediately after the director’s termination date. As at December 31, 2012, all DSUs had been cancelled (2011 – 474,416).

29.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

CATALYST PAPER 2012 ANNUAL REPORT	61

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:

Level 1 ─	Quoted prices in active markets for identical assets or liabilities.

Level 2 ─	Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 ─	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

On September 30, 2012 the company restated its assets and liabilities at fair value in accordance with the requirements of fresh start accounting. The fair value estimates of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities incorporated level 2 inputs. The fair value estimates for substantially all other restated assets and liabilities were estimated incorporating level 3 inputs. See note 6, Creditor protection proceedings related disclosures for detailed disclosure on the valuation techniques and inputs incorporated in these fair value estimates.

The company did not have any currency or commodity contracts outstanding on December 31, 2012 or September 30, 2012. At December 31, 2011, the company had currency contracts that were not designated as hedging instruments with a total fair value of $4.5 million, of which the current portion of $2.0 million was classified as Prepaids and the non-current portion of $2.5 million was classified as Other assets.

The following table presents information about the fair value of the company’s derivative and non-derivative financial instruments measured at fair value on a recurring basis:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31	Fair value		Balance sheet
	2012	2012	2011	hierarchy		classification
Assets
Currency contracts	$–	$–	$2.0	2	[1]	Prepaids and other
Currency contracts	–	–	2.5	2	[1]	Other assets
Commodity contracts	–	–	0.5	2	[2]	Prepaids and other
	$–	$–	$5.0
Liabilities
Commodity contracts	$–	$–	$0.4	2	[2]	Accounts payable and accrued liabilities
Commodity contracts	$–	$–	$0.2	2	[2]	Other long-term obligations
	$–	$–	$0.6

Fair values of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.
2	The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The following table presents information about the effects of the company’s derivative instruments previously designated as cash flow hedges until April 1, 2010 when hedge accounting was discontinued (note 3) and the effect of long-term debt designated as a hedge of the company’s net investment in the Snowflake mill on the company’s consolidated financial statements at December 31:

62	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

	Gain (loss) recognized in AOCI [1]		(Gain) loss reclassified from AOCI [1]		Classification on statement of earnings (loss) reclassified from AOCI [1]	Gain (loss) recognized in income [2]
	2012	2011	2012	2011		2012	2011
Derivatives designated as cash flow hedges
Currency contracts	$–	$–	$–	$(1.0)	Other income (expense), net	$–	$–

Long-term debt designated as hedges of net investment	$–	$(2.0)	$–	$(2.0)	Foreign exchange gain(loss) on long-term debt	$–	$–

1	The gain (loss) recognized, or (gain) loss reclassified from AOCI relates to the effective portion of the hedge.
2	The gain (loss) recognized in income relates to the ineffective portion of the hedge and the amount excluded from effectiveness testing.

The following table presents information about the effects of the company’s derivative instruments designated as fair value hedges on the company’s consolidated financial statements for the year ended December 31:

	Gain (loss) recognized in income
	Successor	Predecessor		Classification on statement of earnings (loss)
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Interest rate swaps	$–	$0.4	$0.8	Interest expense, net (1)

(1)	The portion of the gain (loss) that relates to the foreign exchange portion of the contract is included in Foreign exchange gain (loss) on long-term debt and is equal to $nil for December 31, 2012 (2011 – $nil).

The company has no fixed-to-floating interest rate swaps outstanding at December 31, 2012 or September 30, 2012. The gain recognized in income for the years presented represents the effective portion of interest rate swaps previously designated as fair value hedges that were unwound in prior years. The effective portion is being amortized to income over the remaining term to maturity of the related debt.

The following table presents information about the effects of the company’s derivative instruments not designated as hedging instruments on the company’s consolidated financial statements:

	Gain (loss) recognized in income
	Successor	Predecessor		Classification on statement of earnings (loss)
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Currency contracts related to revenue hedges	$–	$(1.1)	$(2.1)	Other income (expense), net
Commodity swap contracts related to pulp and newsprint hedges	–	0.1	(0.6)	Other income (expense), net
Commodity swap contracts related to natural gas and old newspaper hedges	–	(0.2)	(0.7)	Other income (expense), net
	$–	$(1.2)	$(3.4)

CATALYST PAPER 2012 ANNUAL REPORT	63

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Fair value of other financial instruments

The carrying value of the company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

30.	FINANCIAL INSTRUMENTS

(a)	Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.

(i)	Credit Risk

Credit risk is the risk of financial loss to the company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. This risk derives principally from the company’s receivables from customers and derivative counterparties.

Accounts Receivable

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The company manages its credit risk principally through credit policies, which include the analysis of the financial positions of its customers and the regular review of their credit limits. The company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

Aging of receivables were as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Trade receivables, gross
Current	$86.3	$110.7	$100.9
Past due 1-30 days	7.3	6.7	13.6
Past due 31-90 days	0.2	3.6	0.3
Past due over 90 days	0.9	0.9	0.3
	94.7	121.9	115.1
Allowance for doubtful accounts	(2.2)	–	(2.0)
Trade receivables, net	92.5	121.9	113.1
Other receivables, including sales tax recoverables	21.5	18.9	21.8
Accounts receivable (note 11)	$114.0	$140.8	$134.9

64	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Balance, beginning of period	$–	$2.0	$3.0
Increase (decrease) in provision	2.2	(2.0)	(1.0)
Balance, end of period (note 11)	$2.2	$–	$2.0

Derivatives

The company is also exposed to credit risk with counterparties to the company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the company would incur a cost to replace a defaulted transaction. The company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

(ii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the company’s cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).

Currency risk: The company is exposed to the risk that future cash flows will fluctuate as substantially all of the company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables are denominated in or referenced to U.S. dollars. The company is also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. Up to September 30, 2011, a portion of the company’s U.S. dollar denominated long-term debt was designated as an effective hedge of the company’s net investment in Snowflake mill. The company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

The company’s hedging policy for anticipated sales and accounts receivable includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt. As of December 31, 2012 and September 30, 2012, the company did not have any foreign currency options or forward contracts outstanding.

Price risk: The company’s policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas. As of December 31, 2012 and September 30, 2012, the company did not have any outstanding commodity contracts outstanding.

Interest rate risk: The fair value of the company’s fixed-rate debt or the future cash flows of variable-rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. The company’s policy is to keep the majority of its term debt on a fixed-rate basis, but to allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

CATALYST PAPER 2012 ANNUAL REPORT	65

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(iii)	Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the company’s reputation.

The company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs. The company uses its operating cash flows, ABL Facility and cash balances to maintain its liquidity. Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions. The internal forecasts include borrowing base availability and covenant compliance. The company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

(b)	Revenue risk management instruments

The company did not have any foreign currency or forward contracts outstanding at December 31, 2012 or at September 30, 2012.

Foreign currency options and forward contracts are no longer designated as hedging instruments and are reported at their fair value, which was $nil million at December 31, 2012 and September 30, 2012 (December 31, 2011 - $4.5 million), with related gains and losses recognized in Other income (expense) net.

Commodity swap agreements are not designated as hedging instruments and are reported at their fair value which was $nil at December 31, 2012 and September 30, 2012 (December 31, 2011 - $0.5 million) with related gains and losses recognized in Other income (expense) net.

(c)	Cost risk management instruments

The company did not have any commodity contracts outstanding at December 31, 2012 or at September 30, 2012 (December 31, 2011 - negative $0.6 million).

31.	RELATED PARTY TRANSACTIONS

Third Avenue Management LLC (TAM), which had control or direction over a significant number of the company’s common shares since October 2006, disposed of its entire investment in the company on February 16, 2012, thereby ceasing to be a related party.

The company undertook certain transactions with companies affiliated with a former director. Payments for raw materials were made to Aspen Group, Flavelle Sawmill, and Mill and Timber. These transactions were in the normal course of business and were on the same terms to those accorded to third parties. Mr. Thomas S. Chambers served as director of these three companies during his tenure as director of the company. Mr. Chambers ceased to be a related party of the company when he ceased to be a director of the company on September 13, 2012. For the nine months ended September 30, 2012, the company paid aggregate fees of $2.7 million (2011 - $4.3 million; 2010 - $3.6 million) primarily for obligations under a building lease, purchasing chips and hog fuel, services related to trucking chips, and other consulting services.

66	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

32.	COMMITMENTS

The company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are listed below.

2013	$6.0
2014	4.3
2015	1.7
2016	1.7
2017	1.6
Subsequent years	0.7
$16.0

Total lease expense amounted to $1.8 million for the three months ended December 31, 2012 and $6.6 million for the nine months ended September 30, 2012 (2011 – $10.1 million; 2010 – $10.4 million).

33.	GUARANTEES AND INDEMNITIES

The company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are listed below.

(a)	In connection with the acquisition of the paper recycling plant in Coquitlam, B.C. in December 2003, the company provided indemnities with respect to environmental matters (other than pre-existing environmental conditions) under the lease of the land and buildings for all costs, claims and damages in the event of a release of any hazardous substances on the property by the company or a breach by the company of any of the environmental covenants under the lease or any environmental laws and an indemnity with respect to shares that were issued to the vendors as part of the purchase price. The company does not expect any claims under these indemnities given that the company disclaimed its liabilities under the lease under the CCAA process and that all of the company’s outstanding shares as at September 12, 2012 were cancelled under the CCAA process.

(b)	The company has entered into a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations (note 8). The value of the mortgage was $3.0 million on December 31, 2012 and $3.4 million on September 30, 2012 (2011 – $4.8 million). This agreement does not increase the company’s liability beyond the obligation under the building lease.

At December 31, 2012, the company is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not resulted in a significant expense in the past.

34.	CONTINGENT LIABILITIES

In the normal course of its business activities, the company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2012 cannot be predicted with certainty, the company believes an adequate provision has been made, or the resolution will not have a material effect on the company’s consolidated financial position, earnings or cash flows. Legal costs incurred in connection with contingent liabilities were expensed as incurred.

CATALYST PAPER 2012 ANNUAL REPORT	67

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(a)	Claim for Certain Post-Retirement Benefits

The Communications, Energy and Paperworkers Union of Canada Locals 1, 76, 592 and 686 (the Locals), representing hourly employees at the company’s Powell River and Port Alberni mills, applied to the Labour Relations Board of B.C. for a declaration that the company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (now named Weyerhaeuser Canada Ltd.) prior to the company’s acquisition of Pacifica Papers Inc. which had acquired the Powell River and Port Alberni mills in 1998. The Labour Relations Board declined to rule on the Locals’ application or the company’s defense to the claim on the basis that this matter was a dispute under the collective agreement and, accordingly, a matter to be determined by arbitration. All four Locals subsequently filed grievances claiming that the company was responsible for these post-retirement benefits. The company did not agree with the Locals’ positions and contested the grievances. Local 76’s claim was dismissed by an arbitrator on December 23, 2010. The other three Locals withdrew their claims in 2011 and 2012. These claims are accordingly no longer outstanding.

(b)	Short-term Incentive Plan Benefit Claim

In May 2010, a salaried employee of the company commenced an action against the company in the Supreme Court of B.C. seeking a payment under the company's 2009 Short-term Incentive Plan and damages in connection with the reduction of certain employee benefits announced in November 2009 and certification of the action as a class proceeding on behalf of all salaried employees who were entitled to Short-term Incentive Plan payments and affected by the reduction in benefits. The action was certified as a class proceeding on March 21, 2011, but only on behalf of those employees and former employees who had not provided the company with releases of the claims. Except for nine active employees and twelve employees who have left the company, all remaining salaried employees released the company from liability in respect of these claims or withdrew from the class action. The remaining claims were compromised under the Plan under the CCAA and payment made as unsecured claims in accordance with that process. This claim is accordingly no longer outstanding.

35.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3-10 of Regulation S-X, in connection with the company’s 2017 Notes and Floating Rate Notes. The company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information will not be material to the holders of the Notes; however, the following condensed consolidating financial information is being provided for each of the periods ended December 31, 2012, September 30, 2012, December 31, 2011 and December 31, 2010. Investments in subsidiaries are accounted for on an equity basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

68	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Balance Sheet

As at December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.8	$8.9	$6.9	$–	$16.6
Restricted Cash	0.7	–	–	–	0.7
Accounts receivable	2.3	111.0	0.7	–	114.0
Inventories	–	125.0	–	–	125.0
Prepaids and other	0.7	7.5	0.7	–	8.9
Assets held for sale	–	34.3	–	–	34.3
	4.5	286.7	8.3	–	299.5
Property, plant and equipment	387.1	76.0	148.5	–	611.6
Goodwill	56.7	–	–	–	56.7
Advances to related companies	234.2	348.2	(0.8)	(581.6)	–
Investments, net of equity loss in related companies	93.7	–	–	(93.7)	–
Other assets	24.3	9.7	0.6	(23.6)	11.0
	$800.5	$720.6	$156.6	$(698.9)	$978.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$27.9	$76.0	$9.9	$–	$113.8
Current portion of long-term debt	6.5	0.1	–	–	6.6
Liabilities associated with assets held for sale	–	15.2	–	–	15.2
	34.4	91.3	9.9	–	135.6
Long-term debt	308.2	–	113.8	–	422.0
Advances from related companies	320.4	236.6	24.6	(581.6)	–
Employee future benefits	9.7	280.0	–	–	289.7
Other long-term obligations	5.2	3.7	–	–	8.9
Deferred income taxes	–	–	23.6	(23.6)	–
	677.9	611.6	171.9	(605.2)	856.2
Equity (Deficiency)
Shareholders’ equity (Deficiency)
Common stock	144.9	–	–	–	144.9
Additional paid-in capital	–	–	–	–	–
Retained earnings (deficit)	(35.2)	3.5	(4.8)	1.3	(35.2)
Accumulated other comprehensive income (loss)	6.6	5.8	–	(5.8)	6.6
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	116.3	109.0	(15.3)	(93.7)	116.3
Non-controlling interest (deficit)	6.3	–	–	–	6.3
	122.6	109.0	(15.3)	(93.7)	122.6
	$800.5	$720.6	$156.6	$(698.9)	$978.8

CATALYST PAPER 2012 ANNUAL REPORT	69

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$260.6	$4.6	$(4.7)	$260.5
Operating expenses
Cost of sales, excluding depreciation and amortization	4.4	243.9	2.0	(4.7)	245.6
Depreciation and amortization	8.8	2.2	1.9	–	12.9
Selling, general and administrative	4.6	3.1	–	–	7.7
	17.8	249.2	3.9	(4.7)	266.2
Operating earnings (loss)	(17.8)	11.4	0.7	–	(5.7)
Interest expense, net	(4.6)	(3.7)	(3.3)	–	(11.6)
Foreign exchange loss on long-term debt	(3.2)	–	–	–	(3.2)
Equity earnings in Partnership	8.8	–	–	(8.8)	–
Other income (expense), net	1.4	(1.1)	(0.2)	–	0.1
Earnings (loss) before reorganization items and income taxes	(15.4)	6.6	(2.8)	(8.8)	(20.4)
Reorganization items, net	(10.6)	8.7	(1.3)	–	(3.2)
Income (loss) before income taxes	(26.0)	15.3	(4.1)	(8.8)	(23.6)
Income tax expense (recovery)	0.7	0.6	(1.1)	–	0.2
Earnings (loss) from continuing operations	(26.7)	14.7	(3.0)	(8.8)	(23.8)
Earnings (loss) from discontinued operations net of tax	(12.9)	(11.5)	(1.4)	12.9	(12.9)
Net earnings (loss)	(39.6)	3.2	(4.4)	4.1	(36.7)
Net (earnings) loss attributable to non-controlling interest	1.5	–	–	–	1.5
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(38.1)	3.2	(4.4)	4.1	(35.2)
Equity in earnings (loss) of subsidiaries	2.9	–	–	(2.9)	–
Net earnings (loss) attributable to the company	$(35.2)	$3.2	$(4.4)	$1.2	$(35.2)

70	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Cash Flows

For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$(90.5)	$160.9	$(22.2)	$3.9	$52.1
Investing
Additions to property, plant and equipment	(4.2)	(3.2)	(3.0)	–	(10.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Decrease in restricted cash	2.9	0.5	–	–	3.4
Cash flows provided (used) by operations	(1.3)	(1.9)	(3.0)	–	(6.2)
Financing
Increase (decrease) in advances to related companies	132.3	(153.8)	25.4	(3.9)	–
Decrease in revolving loan	(40.0)	–	–	–	(40.0)
Distribution received (paid)	–	0.4	(0.4)	–	–
	92.3	(153.4)	25.0	(3.9)	(40.0)
Cash and cash equivalents, increase (decrease) in the period	0.5	5.6	(0.2)	–	5.9
Cash and cash equivalents, beginning of period	0.3	5.2	7.1	–	12.6
Cash and cash equivalents, end of period	$0.8	$10.8	$6.9	$–	$18.5

CATALYST PAPER 2012 ANNUAL REPORT	71

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Balance Sheet

As at September 30, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.3	$4.8	$7.1	$–	$12.2
Restricted cash	3.6	0.1	–	–	3.7
Accounts receivable	1.9	138.8	0.1	–	140.8
Inventories	–	131.5	–	–	131.5
Prepaids and other	0.3	12.3	0.4	–	13.0
Assets held for sale	–	56.2	–	–	56.2
	6.1	343.7	7.6	–	357.4
Property, plant and equipment	390.5	76.2	147.4	–	614.1
Goodwill	56.7	–	–	–	56.7
Advances to related companies	239.7	295.9	1.0	(536.6)	–
Investments, net of equity loss in related companies	89.2	–	–	(89.2)	–
Other assets	25.1	10.8	0.6	(24.6)	11.9
	$807.3	$726.6	$156.6	$(650.4)	$1,040.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.7	$75.6	$6.2	$–	$97.5
Current portion of long-term debt	6.6	0.1	–	–	6.7
Liabilities associated with assets held for sale	–	14.9	(0.1)	–	14.8
	22.3	90.6	6.1	–	119.0
Long-term debt	345.1	–	113.8	–	458.9
Advances from related companies	271.3	242.7	22.6	(536.6)	–
Employee future benefits	10.4	290.0	–	–	300.4
Other long-term obligations	5.4	3.6	–	–	9.0
Deferred income taxes	–	–	24.6	(24.6)	–
	654.5	626.9	167.1	(561.2)	887.3
Equity (Deficiency)
Shareholders’ equity (Deficiency)
Common stock	144.9	–	–	–	144.9
Additional paid-in capital	–	–	–	–	–
Retained earnings (deficit)	–	–	–	–	–
Accumulated other comprehensive income (loss)	–	–	–	–	–
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	144.9	99.7	(10.5)	(89.2)	144.9
Non-controlling interest (deficit)	7.9	–	–	–	7.9
	152.8	99.7	(10.5)	(89.2)	152.8
	$807.3	$726.6	$156.6	$(650.4)	$1,040.1

72	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the nine months ended September 30, 2012 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$797.7	$15.6	$(15.6)	$797.7
Operating expenses
Cost of sales, excluding depreciation and amortization	13.2	715.3	5.1	(15.6)	718.0
Depreciation and amortization	15.4	4.1	3.9	–	23.4
Selling, general and administrative	13.8	12.4	–	–	26.2
Restructuring	5.3	–	–	–	5.3
	47.7	731.8	9.0	(15.6)	772.9
Operating earnings (loss)	(47.7)	65.9	6.6	–	24.8
Interest expense, net	(30.5)	(20.0)	(9.8)	–	(60.3)
Foreign exchange gain on long-term debt	24.0	–	–	–	24.0
Equity earnings in Partnership	79.8	–	–	(79.8)	–
Other income (expense), net	(53.1)	54.6	51.6	(55.7)	(2.6)
Earnings (loss) before reorganization items and income taxes	(27.5)	100.5	48.4	(135.5)	(14.1)
Reorganization items, net	512.9	98.4	55.6	–	666.9
Income (loss) before income taxes	485.4	198.9	104.0	(135.5)	652.8
Income tax expense (recovery)	8.4	(21.4)	11.9	–	(1.1)
Earnings (loss) from continuing operations	477.0	220.3	92.1	(135.5)	653.9
Earnings (loss) from discontinued operations, net of tax	(3.6)	(4.1)	0.5	3.6	(3.6)
Net earnings (loss)	473.4	216.2	92.6	(131.9)	650.3
Net (earnings) loss attributable to non-controlling interest	(31.9)	–	–	–	(31.9)
Net earnings (loss) before equity in earnings (loss) of subsidiaries	441.5	216.2	92.6	(131.9)	618.4
Equity in earnings (loss) of subsidiaries	176.9	–	–	(176.9)	–
Net earnings (loss) attributable to the company	$618.4	$216.2	$92.6	$(308.8)	$618.4

CATALYST PAPER 2012 ANNUAL REPORT	73

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Cash Flows

For the nine months ended September 30, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$119.1	$27.5	$38.2	$(228.8)	$(44.0)
Investing
Additions to property, plant and equipment	(4.9)	(4.6)	(2.7)	–	(12.2)
Proceeds from sale of property, plant and equipment	5.5	6.0	–	–	11.5
Increase in restricted cash	(3.6)	(2.8)	–	–	(6.4)
Decrease in other assets	2.6	1.0	0.1	–	3.7
Cash flows used by investing activities	(0.4)	(0.4)	(2.6)	–	(3.4)
Financing
Increase (decrease) in advances to related companies	(155.0)	(95.4)	21.6	228.8	–
Increase in revolving loan	16.0	–	–	–	16.0
Proceeds on issuance of senior secured notes	33.1	–	–	–	33.1
Deferred financing costs	(9.3)	–	–	–	(9.3)
DIP financing costs	(3.8)	–	–	–	(3.8)
Decrease in other long-term debt	(0.7)	(0.2)	–	–	(0.9)
Share issuance costs	(0.2)	–	–	–	(0.2)
Distribution received (paid)	–	56.3	(56.3)	–	–
Cash flows provided (used) by financing activities	(119.9)	(39.3)	(34.7)	228.8	34.9
Cash and cash equivalents, increase (decrease) in the period	(1.2)	(12.2)	0.9	–	(12.5)
Cash and cash equivalents, beginning of the period	1.5	17.4	6.2	–	25.1
Cash and cash equivalents, end of period	$0.3	$5.2	$7.1	$–	$12.6

74	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Balance Sheet

As at December 31, 2011 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$1.5	$17.4	$6.2	$–	$25.1
Accounts receivable	7.9	126.7	0.3	–	134.9
Inventories	–	146.9	–	–	146.9
Prepaids and other	13.4	6.1	0.5	–	20.0
	22.8	297.1	7.0	–	326.9
Property, plant and equipment	226.2	63.1	97.0	–	386.3
Advances to related companies	255.1	237.3	2.1	(494.5)	–
Investments in related companies	(139.6)	–	–	139.6	–
Other assets	33.9	–	0.7	(10.2)	24.4
	$398.4	$597.5	$106.8	$(365.1)	$737.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$40.8	$129.1	$4.6	$–	$174.5
Current portion of long-term debt	466.6	0.2	–	–	466.8
	507.4	129.3	4.6	–	641.3
Long-term debt	261.7	–	113.8	–	375.5
Advances from related companies	217.2	253.9	23.4	(494.5)	–
Employee future benefits	14.3	291.4	–	–	305.7
Other long-term obligations	5.5	13.7	–	–	19.2
Deferred income taxes	–	1.0	12.8	(10.2)	3.6
Deferred credits	9.6	–	–	–	9.6
	1,015.7	689.3	154.6	(504.7)	1,354.9
Equity
Shareholders’ equity
Common stock	1,035.2	623.7	(33.3)	(590.4)	1,035.2
Additional paid-in capital	16.6	222.1	4.7	(226.8)	16.6
Retained earnings (deficit)	(1,556.0)	(894.2)	(18.4)	912.6	(1,556.0)
Accumulated other comprehensive income (loss)	(89.4)	(43.4)	(0.8)	44.2	(89.4)
	(593.6)	(91.8)	(47.8)	139.6	(593.6)
Non-controlling interest (deficit)	(23.7)	–	–	–	(23.7)
	(617.3)	(91.8)	(47.8)	139.6	(617.3)
	$398.4	$597.5	$106.8	$(365.1)	$737.6

CATALYST PAPER 2012 ANNUAL REPORT	75

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2011 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,079.7	$23.4	$(23.4)	$1,079.7
Operating expenses
Cost of sales, excluding depreciation and amortization	20.4	966.7	7.0	(23.4)	970.7
Depreciation and amortization	66.8	25.3	13.4	–	105.5
Selling, general and administrative	20.1	20.1	0.1	–	40.3
Restructuring	5.9	–	–	–	5.9
Impairment and other closure costs	496.2	165.6	–	–	661.8
	609.4	1,177.7	20.5	(23.4)	1,784.2
Operating earnings (loss)	(609.4)	(98.0)	2.9	–	(704.5)
Interest expense, net	(33.3)	(28.6)	(11.3)	–	(73.2)
Foreign exchange loss on long-term debt	(9.7)	–	–	–	(9.7)
Equity earnings in Partnership	61.8	–	–	(61.8)	–
Other income (expense), net	5.7	(8.1)	0.3	–	(2.1)
Income (loss) before income taxes	(584.9)	(134.7)	(8.1)	(61.8)	(789.5)
Income tax expense (recovery)	(57.8)	52.3	(2.9)	–	(8.4)
Earnings (loss) from continuing operations	(527.1)	(187.0)	(5.2)	(61.8)	(781.1)
Earnings (loss) from discontinued operations, net of tax	(195.5)	(195.5)	–	195.5	(195.5)
Net earnings (loss)	(722.6)	(382.5)	(5.2)	133.7	(976.6)
Net (earnings) loss attributable to non-controlling interest	2.6	–	–	–	2.6
Net earnings (loss) before equity in earnings (loss) of subsidiaries	$(720.0)	$(382.5)	$(5.2)	$133.7	$(974.0)
Equity in earnings (loss) of subsidiaries	(254.0)	–	–	254.0	–
Net earnings (loss) attributable to the company	$(974.0)	$(382.5)	$(5.2)	$387.7	$(974.0)

76	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2011 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$(427.3)	$(37.2)	$5.3	$387.7	$(71.5)
Investing
Additions to property, plant and equipment	(7.8)	(11.0)	(0.9)	–	(19.7)
Proceeds from sale of property, plant and equipment	–	1.2	–	–	1.2
Decrease (increase) in other assets	(1.2)	2.0	–	–	0.8
Cash flows used by investing activities	(9.0)	(7.8)	(0.9)	–	(17.7)
Financing
Increase in advances to related companies	352.3	131.3	–	(483.6)	–
Increase (decrease) in long-term obligations	–	0.2	(0.2)	–	–
Increase in revolving loan	48.0	–	–	–	48.0
Redemption of senior notes	(25.8)	–	–	–	(25.8)
Deferred financing costs	(2.4)	–	–	–	(2.4)
Decrease in other long-term debt	(0.9)	–	–	–	(0.9)
Distribution paid	–	(94.1)	(1.8)	95.9	–
Cash flows provided (used) by financing activities	207.2	37.4	(2.0)	(387.7)	18.9
Cash and cash equivalents, increase (decrease) during year	(65.1)	(7.6)	2.4	–	(70.3)
Cash and cash equivalents, beginning of year	66.6	25.0	3.8	–	95.4
Cash and cash equivalents, end of year	$1.5	$17.4	$6.2	$–	$25.1

CATALYST PAPER 2012 ANNUAL REPORT	77

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2010 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,051.5	$20.4	$(20.5)	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	29.1	915.0	6.5	(20.5)	930.1
Depreciation and amortization	69.5	32.8	7.4	–	109.7
Selling, general and administrative	22.6	20.8	–	–	43.4
Restructuring	–	25.3	–	–	25.3
Impairment and other closure costs	232.8	61.7	–	–	294.5
	354.0	1,055.6	13.9	(20.5)	1,403.0
Operating earnings (loss)	(354.0)	(4.1)	6.5	–	(351.6)
Interest expense, net	(32.7)	(28.4)	(10.8)	–	(71.9)
Foreign exchange gain on long-term debt	27.6	–	–	–	27.6
Equity earnings in Partnership	37.0	–	–	(37.0)	–
Other income (expense), net	(11.4)	8.9	(0.1)	–	(2.6)
Earnings (loss) before income taxes	(333.5)	(23.6)	(4.4)	(37.0)	(398.5)
Income tax recovery	(13.3)	(4.9)	(1.6)	–	(19.8)
Earnings (loss) from continuing operations	(320.2)	(18.7)	(2.8)	(37.0)	(378.7)
Loss from discontinued operations, net of tax	(19.5)	(19.5)	–	19.5	(19.5)
Net earnings (loss)	(339.7)	(38.2)	(2.8)	(17.5)	(398.2)
Net (earnings) loss attributable to non-controlling interest	1.3	–	–	–	1.3
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(338.4)	(38.2)	(2.8)	(17.5)	(396.9)
Equity in earnings (loss) of subsidiaries	(58.5)	–	–	58.5	–
Net earnings (loss) attributable to the company	$(396.9)	$(38.2)	$(2.8)	$41.0	$(396.9)

78	CATALYST PAPER 2012 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2010 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$(153.9)	$66.1	$2.7	$41.0	$(44.1)
Investing
Additions to property, plant and equipment	(2.9)	(6.3)	(2.0)	–	(11.2)
Proceeds from sale of property, plant and equipment	0.4	7.5	–	–	7.9
Decrease (increase) in other assets	(1.7)	0.5	–	–	(1.2)
Cash flows provided (used) by investing activities	(4.2)	1.7	(2.0)	–	(4.5)
Financing
Increase (decrease) in advances to related companies	99.5	41.5	0.5	(141.5)	–
Increase (decrease) in long-term obligations	–	1.5	(1.5)	–	–
Increase (decrease) in revolving loan	–	(14.9)	–	0.4	(14.5)
Proceeds on issuance of senior secured notes	98.4	–	–	–	98.4
Proceeds on termination of debt hedges	(8.3)	–	–	–	(8.3)
Deferred financing costs	(4.5)	–	–	–	(4.5)
Settlement on purchase of senior notes	(9.2)	–	–	–	(9.2)
Decrease in other long-term debt	–	(1.0)	–	–	(1.0)
Dividends paid	–	(12.6)	–	12.6	–
Distribution paid	–	(85.7)	(1.8)	87.5	–
Repayment of revolving operating loan	(14.5)	14.5	–	–	–
Cash flows provided (used) by financing activities	161.4	(56.7)	(2.8)	(41.0)	60.9
Cash and cash equivalents, increase (decrease) during year	3.3	11.1	(2.1)	–	12.3
Cash and cash equivalents, beginning of year	63.3	13.9	5.9	–	83.1
Cash and cash equivalents, end of year	$66.6	$25.0	$3.8	$–	$95.4

CATALYST PAPER 2012 ANNUAL REPORT	79

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31	As at December 31
	2012	2012	2011	2010	2009	2008
Assets
Current assets
Cash and cash equivalents	$16.6	$12.2	$25.1	$95.4	$83.1	$5.0
Restricted cash	0.7	3.7	–	–	–	–
Accounts receivable	114.0	140.8	134.9	120.6	101.5	221.7
Inventories	125.0	131.5	146.9	139.9	178.3	211.4
Prepaids and other	8.9	13.0	20.0	27.7	25.2	32.8
Assets held for sale	34.3	56.2	–	–	–	–
	299.5	357.4	326.9	383.6	388.1	470.9
Property, plant and equipment	611.6	614.1	386.3	1,285.6	1,664.7	1,854.4
Goodwill	56.7	56.7	–	–	–	–
Other assets	11.0	11.9	24.4	27.0	38.0	65.0
	$978.8	$1,040.1	$737.6	$1,696.2	$2,090.8	$2,390.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$113.8	$97.5	$174.5	$171.6	$173.3	$269.4
Current portion of long-term debt	6.6	6.7	466.8	27.0	1.0	75.8
Liabilities associated with assets held for sale	15.2	14.8	–	–	–	–
	135.6	119.0	641.3	198.6	174.3	345.2
Long-term debt	422.0	458.9	375.5	783.9	774.6	894.1
Employee future benefits	289.7	300.4	305.7	269.1	294.6	263.2
Other long-term obligations	8.9	9.0	19.2	20.2	13.4	13.3
Deferred income taxes/deferred credits	–	–	13.2	21.0	38.3	67.9
	856.2	887.3	1,354.9	1,292.8	1,295.2	1,583.7
Equity
Shareholders’ equity (deficit)
Common stock	144.9	144.9	1,035.2	1,035.0	1,035.0	1,035.0
Additional paid-in-capital	–	–	16.6	16.6	16.4	14.6
Retained earnings (deficit)	(35.2)	–	(1,556.0)	(582.0)	(185.1)	(180.7)
Accumulated other comprehensive income (loss)	6.6	–	(89.4)	(46.1)	(52.7)	(46.4)
	116.3	144.9	(593.6)	423.5	813.6	822.5
Non-controlling interest (deficit)	6.3	7.9	(23.7)	(20.1)	(18.0)	(15.9)
	122.6	152.8	(617.3)	403.4	795.6	806.6
	$978.8	$1,040.1	$737.6	$1,696.2	$2,090.8	$2,390.3

80	CATALYST PAPER 2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of Canadian dollars)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010	2009	2008
Sales	$260.5	$797.7	$1,079.7	$1,051.4	$1,077.7	$1,696.9
Operating expenses
Cost of sales, excluding depreciation and amortization	245.6	718.0	970.7	930.1	890.0	1,456.5
Depreciation and amortization	12.9	23.4	105.5	109.7	137.3	159.8
Selling, general and administrative	7.7	26.2	40.3	43.4	44.8	46.9
Restructuring and change-of-control	–	5.3	5.9	25.3	17.9	30.1
Impairment	–	–	661.8	294.5	17.4	151.0
	266.2	772.9	1,784.2	1,403.0	1,107.4	1,844.3
Operating earnings (loss)	(5.7)	24.8	(704.5)	(351.6)	(29.7)	(147.4)
Interest expense, net	(11.6)	(60.3)	(73.2)	(71.9)	(69.1)	(74.8)
Gain on cancellation of long-term debt	–	–	–	–	30.7	–
Foreign exchange gain (loss) on long-term debt	(3.2)	24.0	(9.7)	27.6	75.3	(82.2)
Other income (expense), net	0.1	(2.6)	(2.1)	(2.6)	(28.6)	(15.7)
Loss before reorganization items and income taxes	(20.4)	(14.1)	(789.5)	(398.5)	(21.4)	(320.1)
Reorganization items, net	(3.2)	666.9	–	–	–	–
Income (loss) before income taxes	(23.6)	652.8	(789.5)	(398.5)	(21.4)	(320.1)
Income tax expense (recovery)	0.2	(1.1)	(8.4)	(19.8)	(23.1)	(90.7)
Earnings (loss) from continuing operations	(23.8)	653.9	(781.1)	(378.7)	1.7	(229.4)
Gain (loss) from discontinued operations net of tax	(12.9)	(3.6)	(195.5)	(19.5)	(7.3)	10.4
Net earnings (loss)	(36.7)	650.3	(976.6)	(398.2)	(5.6)	(219.0)
Net (earnings) loss attributable to non-controlling interest	1.5	(31.9)	2.6	1.3	1.2	(0.8)
Net earnings (loss) attributable to the Company	$(35.2)	$618.4	$(974.0)	$(396.9)	$(4.4)	$(219.8)

CATALYST PAPER 2012 ANNUAL REPORT	81

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010	2009	2008
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(36.7)	$650.3	$(976.6)	$(398.2)	$(5.6)	$(219.0)
Items not requiring (providing) cash
Depreciation and amortization	12.9	23.4	112.4	119.3	146.6	165.8
Impairment and other closure costs	8.2	3.3	823.6	294.5	17.4	151.0
Deferred income taxes	0.1	(0.7)	(7.6)	(16.1)	(26.6)	(92.4)
Foreign exchange loss (gain) on long-term debt	3.2	(24.0)	9.7	(27.6)	(75.3)	82.2
Non-cash reorganization items	2.4	(707.4)	–	–	–	–
Non-cash interest on compromised notes	–	48.4	–	–	–	–
Gain on cancellation of long-term debt	–	–	–	(0.6)	(30.7)	–
Employee future benefits, expense over (under) cash contributions	(3.4)	(8.4)	(8.0)	(2.4)	4.3	2.9
Increase (decrease) in other long-term obligations	(0.1)	–	(3.1)	(4.2)	(0.5)	(5.1)
Loss (gain) on disposal of property, plant and equipment	0.4	(6.7)	(0.1)	(7.2)	3.9	(0.4)
Other	0.2	2.6	(1.8)	10.9	4.6	(13.5)
Changes in non-cash working capital	64.9	(24.8)	(20.0)	(12.5)	65.5	6.6
Cash flows provided (used) by operations	52.1	(44.0)	(71.5)	(44.1)	103.6	78.1
Investing
Acquisition of Snowflake newsprint mill	–	–	–	–	–	(172.2)
Additions to property, plant and equipment	(10.4)	(12.2)	(19.7)	(11.2)	(11.5)	(41.9)
Proceeds from sale of property, plant and equipment	0.8	11.5	1.2	7.9	4.5	2.2
Proceeds from termination of interest rate swaps	–	–	–	–	–	7.6
Decrease (increase) in restricted cash	3.4	(6.4)	–	–	–	–
Decrease (increase) in other assets	–	3.7	0.8	(1.2)	4.1	(1.0)
Cash flows provided (used) by investing activities	(6.2)	(3.4)	(17.7)	(4.5)	(2.9)	(205.3)
Financing
Issue of shares, net of share issue costs	–	–	–	–	–	121.1
Share issue costs	–	(0.2)	–	–	–	–
Increase (decrease) in revolving loan and loan payable	(40.0)	16.0	48.0	(14.5)	(45.6)	60.1
Repayment of revolving operating loan	–	–	–	–	–	(47.1)
Repayment of long-term debt	–	–	(25.8)	–	(75.7)	–
Proceeds from long-term debt	–	–	–	–	95.0	–
Proceeds on issuance of senior secured notes	–	33.1	–	98.4	–	–
Note exchange costs	–	–	–	(8.3)	(2.2)	–
Proceeds on termination of debt foreign currency contracts	–	–	–	–	34.7	–
Settlement on purchase of debt securities	–	–	–	(9.2)	(26.9)	–
Deferred financing costs	–	(9.3)	(2.4)	(4.5)	(0.9)	(5.5)
DIP financing costs	–	(3.8)	–	–	–	–
Increase (decrease) in other long-term debt	–	(0.9)	(0.9)	(1.0)	(1.0)	3.6
Cash flows provided (used) by financing activities	(40.0)	34.9	18.9	60.9	(22.6)	132.2
Cash and cash equivalents, increase (decrease) in the year	5.9	(12.5)	(70.3)	12.3	78.1	5.0
Cash and cash equivalents, beginning of year	12.6	25.1	95.4	83.1	5.0	–
Cash and cash equivalents, end of year	$18.5	$12.6	$25.1	$95.4	$83.1	$5.0

82	CATALYST PAPER 2012 ANNUAL REPORT

OTHER FINANCIAL AND OPERATIONAL INFORMATION

 (In millions of Canadian dollars, except where otherwise stated)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010	2009	2008
Selected financial information
Adjusted EBITDA[1,10]	$7.2	$48.2	$62.8	$52.6	$125.0	$163.4
Adjusted EBITDA margin[2]	2.8%	6.0%	5.8%	5.0%	11.6%	9.6%
Weighted average common shares outstanding (in millions)	14.4	381.9	381.9	381.8	381.8	336.1
Basic and diluted earnings (loss) per share (in dollars) – continuing operations	$(1.55)	$1.63	$(2.04)	$(0.99)	$0.01	$(0.67)
Basic and diluted earnings (loss) per share (in dollars) – discontinued operations	(0.89)	(0.01)	(0.51)	(0.05)	(0.02)	0.03
Working capital[3]	$151.4	$203.7	$152.4	$212.0	$214.8	$201.5
Current assets to current liabilities[3]	2.33	3.09	1.87	2.24	2.24	1.75
Total debt to total capitalization[4,5]	78.7%	76.3%	338.7%	66%	49%	54%
Net debt to net capitalization[6,7]	78.0%	75.8%	365.5%	63%	46%	54%
Common shares outstanding at end of period (in millions)	14.5	14.4	381.9	381.8	381.8	381.8
Book value per share (in dollars)	$8.46	$10.61	$(1.62)	$1.06	$2.08	$2.11
Average spot rate (US$/CDN$)[8]	1.009	0.998	1.011	0.971	0.876	0.938
Share prices
High	$ N/A	$ N/A	$0.55	$0.44	$0.44	$1.78
Low	N/A	N/A	0.02	0.09	0.08	0.24
Close	N/A	N/A	0.03	0.24	0.20	0.30
Benchmark prices[9]
SC-A paper, 35 lb. (US$ per ton)	$835	$835	$836	$765	$798	$866
LWC paper, No. 5, 40 lb. (US$ per ton)	898	859	900	790	808	960
Telephone directory paper, 22.1 lb. (US$ per ton)	770	770	735	670	758	750
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	618	614	622	578	546	687
NBSK pulp, China delivery (US$ per tonne)	662	669	834	821	578	683
White-top linerboard, 42 lb., Eastern U.S. delivery (US$ per ton)	N/A	N/A	N/A	N/A	N/A	750
Sales (000 tonnes)
Specialty printing papers	207	605	838	830	892	1,081
Newsprint	66	198	205	236	261	388
Pulp	74	251	308	277	110	507

1	Adjusted EBITDA is a non-GAAP measure. Refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.
2	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.
3	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
4	Total debt comprises long-term debt, including current portion.
5	Total capitalization comprises total debt and shareholders’ equity.
6	Net debt comprises total debt less cash on hand.
7	Net capitalization comprises net debt and shareholders’ equity.
8	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
9	Benchmark selling prices are sourced from RISI.
10	For adjusted EBITDA before specific items, refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.

CATALYST PAPER 2012 ANNUAL REPORT	83